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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MCKESSON CORPORATION
                           (Name of Subject Company)

                              MCKESSON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)

                                  581556 10 7
                     (CUSIP Number of Class of Securities)

                               ----------------

                             IVAN D. MEYERSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              MCKESSON CORPORATION
                                 MCKESSON PLAZA
                                ONE POST STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 983-8300
                (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                            PETER ALLAN ATKINS, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is McKesson Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is McKesson Plaza, One Post Street, San Francisco, California 94104. The title of the class of equity securities to which this statement relates is the common stock, par value $2.00 per share, of the Company, including all associated preferred stock purchase rights (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a tender offer (the "Offer") by ECO Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated July 15, 1994, for all outstanding Shares for a per Share consideration of $76.00 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 10, 1994 (the "Merger Agreement"), among Parent, the Purchaser and the Company.

  Pursuant to the provisions of the Reorganization and Distribution Agreement, dated as of July 10, 1994 (the "Distribution Agreement"), among the Company and certain of its affiliates, prior to the consummation of the Offer, the Company intends to (i) transfer certain of the businesses of the Company and its subsidiaries, other than assets related to the PCS business (as defined below) to SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("New McKesson"), and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock, par value $.01 per share, of New McKesson (the "New McKesson Shares"), for each Share held of record as of a date determined by the Board. The transactions referred to in clauses (i) and (ii) of the previous sentence are hereinafter referred to collectively as the "Spin-Off". After giving effect to the foregoing transactions, the assets of the Company will consist of the pharmaceutical benefits management business of the Company (the "PCS business") as conducted primarily by PCS Health Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("PCS"), and Clinical Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("CPA").

  The Merger Agreement also provides that (i) Parent will cause the Purchaser to contribute to the Company, simultaneously with the consummation of the Offer, a cash amount in immediately available funds of $600 million (subject to certain adjustments set forth in the Merger Agreement), which amount will be transferred to New McKesson and (ii) following completion of the Offer and the approval and adoption of the Merger Agreement in accordance with the provisions of applicable law, and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged (the "Merger") with and into the Company.

  Based on the information in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at Lilly Corporate Center, Indianapolis, Indiana 46285.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates are described at pages 17 through 23 of the Company's Proxy Statement, dated June 14, 1994, relating to the Company's 1994 Annual Meeting of Stockholders (the "1994 Proxy Statement"). Copies of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference. As of the date hereof, except as described below or as set forth in either Schedule I to this Statement or pages 17 through 23 of the 1994 Proxy Statement (each of which is incorporated herein by reference), there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

 EMPLOYMENT AGREEMENTS

  The Company has previously entered into employment agreements (the "Employment Agreements") with Alan Seelenfreund, Chairman and Chief Executive Officer of the Company, David E. McDowell, President and Chief Operating Officer, Robert C. Johnson, Vice President-Government Relations and Chairman of PCS, David L. Mahoney, Vice President-Strategic Planning, Charles A. Norris, Vice President, and President of McKesson Water Products Company, and five other executive officers of the Company. The agreements with Messrs. Seelenfreund, Mahoney and Norris and the other five executive officers expire on October 31, 1994. The agreements with Messrs. McDowell and Johnson expire on January 13, 1995 and January 14, 1995, respectively. Upon certain types of termination of the executive officer's employment by the Company (other than for cause), the Company must continue the executive officer's base salary, including certain benefits, without increase, for the remainder of the term of such Employment Agreement. In the event of death or disability of the executive officer, the Employment Agreements generally provide for continued payment of the executive officer's compensation to the executive officer's spouse or other designee for six months following the executive officer's death, and for the continuous payment of such compensation to the executive officer for twelve months in the event of the executive officer's disability. The Employment Agreements contain non-competition covenants prohibiting the executive officers from competing with the Company during the course of their employment and from selling or using, without authorization, proprietary or confidential information obtained in the course of employment. Upon the Spin-Off, pursuant to the contemplated transactions, New McKesson has agreed to assume the Employment Agreements (other than the agreement with Mr. Johnson) with the consent of the executives, if necessary, and has also agreed to indemnify the Company for any liabilities relating to such agreements.

 EXECUTIVE SEVERANCE POLICY

  On September 29, 1993, the Compensation Committee (the "Compensation Committee") of the Company's Board of Directors (the "Board") adopted an "Executive Severance Policy" (such policy, as amended from time to time, being referred to as the "Policy"). The Policy applies in the event an executive officer is terminated by the Company for any reason other than for cause at any time other than within two years following a change in control of the Company (as defined in the Policy). Payment of benefits under the Policy is based on the executive officer's tenure and position with the Company. In the case of Messrs. Seelenfreund and McDowell such benefit is equal to 18 months pay (defined as the base salary rate in effect at the time of termination and target bonus) plus one month's pay per year of service, up to a maximum of 36 months. For the other executive officers, the benefit is equal to 12 months' pay plus one month's pay per year of service, up to a maximum of 24 months. Such benefits would be reduced or eliminated by any income the executive officer receives from subsequent employers during the severance payment period and discontinued in the event the executive officer is employed by a competitor. Executive officers who are age 55 or older and have 15 or more years of service with the Company at the time of such involuntary termination are granted "approved retirement" for purposes of the Company's 1984 Executive Benefit Retirement Plan and the 1988 Executive Survivor Benefits Plan. The Policy also provides that, upon such involuntary termination, awards under the Company's Long-Term Incentive Plan are pro-rated for all cycles then in progress. The transactions contemplated by the Merger Agreement and the Distribution Agreement will not constitute a change in control of the Company for purposes of the Policy. Upon the Spin-Off, pursuant to the contemplated transactions, New McKesson has agreed to assume the Policy for its executive officers.

 TERMINATION AGREEMENTS

  The Company currently is a party to termination agreements with the following executive officers (such agreements, as amended from time to time, being referred to as the "Termination Agreements"): Messrs. Seelenfreund, Armstrong, Hawkins, Mahoney, Meyerson, McDowell, Norris, Scholz and Smith and Ms.

Miller. The Termination Agreements provide for the payment of certain severance and other benefits to executive officers who are terminated within two years of a change in control of the Company (as defined in the Termination Agreements). Specifically, if following a change in control, the executive officer is terminated by the Company for any reason, other than for cause (as defined in the Termination Agreements), or if such executive officer terminates his or her employment for good reason (as defined in the Termination Agreements), then the Company will pay to the executive officer as severance pay in cash an amount equal to 2.99 times his or her "base amount" (as that term is defined in Section 280G of the Internal Revenue Code of 1986, as amended, and hereafter referred to as the "Code") less any amount which constitutes a "parachute payment" (as defined in Section 280G of the Code). The Termination Agreements operate independently of the Employment Agreements and the Policy and continue through December 31 of each year. They are automatically extended in one-year increments until terminated by the Compensation Committee (or by the Board in the case of Mr. Seelenfreund's agreement) and if not previously terminated shall continue in effect for a period of two years following any change in control. The Termination Agreements were amended effective as of March 30, 1994 to revise the change in control definition in certain respects. The transactions contemplated by the Merger Agreement and the Distribution Agreement will not constitute a change in control for purposes of the Termination Agreements. Upon the Spin-Off, pursuant to such transactions, New McKesson has agreed to assume each of the Termination Agreements with the consent of the executives, if necessary, and has agreed to indemnify the Company for any liabilities relating to such agreements. The description of the Amendment to the Termination Agreements referred to above does not purport to be complete and is qualified in its entirety by reference to the form of the Amendment to Termination Agreement which is attached hereto in Exhibit 2 and incorporated herein by reference.

 STOCK OPTIONS AND STOCK AWARDS

  The Company maintains the 1978 Stock Option Plan, as amended (the "Option Plan") which provides for grants of stock options ("Options") to certain key employees and non-employee directors of the Company. The aggregate number of authorized Shares available pursuant to the Option Plan is 8,400,000.

  The Option Plan provides for the granting of non-qualified options or options qualifying as incentive stock options under Section 422 of the Code. The exercise price of the Shares covered by each Option may not be less than 100% of the fair market value of such shares on the date the Option is granted. In the fiscal year ended March 31, 1994, approximately 425 key employees received Options. The Option Plan also provides that each non-employee director who is elected to the Board for the first time at any special or annual meeting of stockholders of the Company is to receive, on such date, an Option to purchase 5,000 Shares, which is immediately exercisable in full but expires in five equal annual installments on each anniversary of the date of grant. On the date of each subsequent annual meeting, each continuing non-employee director automatically receives an Option to purchase an additional 1,000 Shares, which is also immediately exercisable in full. The Option Plan provides that outstanding Options become exercisable immediately upon the occurrence of a change in control of the Company (as defined in the Option Plan).

  For purposes of the Option Plan, the transactions contemplated by the Merger Agreement and the Distribution Agreement will not constitute a change in control. In connection with such transactions, all outstanding Options will be equitably adjusted pursuant to applicable provisions of the Option Plan. Specifically, at the time of the Spin-Off, all Options to acquire Shares which are outstanding at such time and which are held by any employee or former employee of the Company or any of its subsidiaries (other than an employee who, in connection with the Spin-Off, will become an employee of New McKesson (a "New McKesson Employee")), will be equitably adjusted by increasing the number of Shares covered by such Options and decreasing the per Share exercise price of such Options to compensate for the value being distributed to Company shareholders in the Spin-Off. The number of Shares relating to such Options after the adjustment will equal the product of (A) the number of Shares relating to such Options prior to the adjustment and (B) the Company Conversion Factor (as hereinafter defined), rounded downward to the nearest whole share, and the exercise price per share of such Options will equal the quotient obtained by dividing (x) the exercise price per share of such Options prior to such adjustment by (y) the Company

Conversion Factor, which quotient will be rounded up or down to the nearest cent. The "Company Conversion Factor" means an amount equal to the quotient obtained by dividing (1) the sum of (A) the cash consideration payable per Share pursuant to the Merger (the "Cash Consideration"), plus (B) the per share fair market value of New McKesson Shares, determined based on the average closing price of New McKesson Shares over the ten-consecutive-day trading period immediately following the Distribution Date (such per share fair market value being referred to as the "New McKesson Value"), by (2) the Cash Consideration. At the time of the Merger, all such Options which are then exercisable will be entitled to receive from the Company, for each Share subject to such Option, an amount in cash equal to the difference between $76.00 per share, or any higher price paid per Share in the Offer, and the exercise price of such Option (the "Spread"), less all applicable withholding taxes. At the time of the Merger, all such Options which are then non-exercisable will be entitled to receive, in exchange for the cancellation of such Options, that number of restricted common shares of Parent ("Parent Restricted Shares"), rounded up or down to the nearest whole share, with an aggregate value (based on the average of the high and low price of Parent Common Stock (the "Parent Stock Price") on the date of consummation of the Merger) equal to the aggregate Spread in the cancelled Options. The Parent Restricted Shares will be subject to certain restrictions on transfer during a three-year restricted period, during which time such restrictions will lapse with respect to one-third of the Parent Restricted Shares on each anniversary of the grant, and during which time such shares will be forfeited by the employee in the event of such employee's voluntary termination of employment (other than for "good reason" as defined in the Termination Agreements) and will be released from all restrictions upon the employee's death, disability, retirement, involuntary termination or voluntary termination which constitutes "good reason." In the event that the Parent Stock Price on the date the restrictions lapse is less than such price on the date of grant, the employee will become entitled to receive an additional payment from Parent or the Company (in cash or additional shares of Parent common stock at Parent's option) equal to such difference (less all applicable withholding taxes).

  All exercisable Options held by New McKesson Employees will, at the time of the Spin-Off, be split into two separately exercisable options, one for Shares and one for New McKesson Shares. The number of shares underlying each of these options will be equal to the number of Shares underlying the exercisable Options (prior to the split) and the exercise price per share of the exercisable Option (prior to the split) shall be allocated between the two Options. The exercise price per share of the Option which, after conversion, relates to Shares will be equal to the quotient obtained by dividing (w) the exercise price per share of the Option prior to conversion (the "Pre-Conversion Exercise Price") by (x) the Company Conversion Factor, and the exercise price per share of the Option which, after conversion, relates to New McKesson Shares will be equal to the quotient determined by dividing (y) the Pre-Conversion Exercise Price by (z) the New McKesson Conversion Factor (as hereinafter defined) (in each case the exercise price will be rounded up or down to the nearest cent). The "New McKesson Conversion Factor" means an amount equal to the quotient obtained by dividing (1) the sum of (A) the Cash Consideration plus (B) the New McKesson Value, by (2) the New McKesson Value. At the time of the Merger, the Option to purchase Shares will be cancelled in exchange for an amount of cash equal to the Spread (after taking into account the equitable adjustment described above), less all applicable withholding taxes. All non-exercisable Options held by New McKesson Employees will, at the time of the Spin-Off, be converted solely into an option to acquire a number of New McKesson Shares (such number being equal to the number of Shares covered by the original Option multiplied by the New McKesson Conversion Factor and rounded down to the nearest share). The exercise price per share of the converted option will equal the exercise price per share of the original Option divided by the New McKesson Conversion Factor (such quotient to be rounded up or down to the nearest cent). With respect to both exercisable and non-exercisable options of New McKesson Employees, the converted options will otherwise remain subject to the same terms and conditions of the original Options. All outstanding Options held by non-employee directors of the Company will be treated in the same manner as exercisable options held by New McKesson Employees. All Options to acquire New McKesson Shares resulting from the aforementioned adjustments (as well as New McKesson Shares issued in respect of Restricted Shares, as more fully described below) shall be issued under a "New McKesson Stock Plan" which shall be established prior to the Spin-Off and approved by the Company as New McKesson's sole shareholder.

  Set forth below is a table indicating the treatment in the transaction of currently outstanding stock options held by executive officers and non-employee directors of the Company. For purposes of the table, it has been assumed that outstanding options will not be exercised. Further, the information in row 1 of the right hand portion of the table assumes a Company Conversion Factor of approximately 1.30, and a New McKesson Conversion Factor of approximately 4.30, and row 2 of such portion assumes a Company Conversion Factor of approximately
1.43 and a New McKesson Conversion Factor of approximately 3.30.

                       OUTSTANDING COMPANY OPTIONS                                  OUTSTANDING OPTIONS
                      IMMEDIATELY PRIOR TO SPIN-OFF                             IMMEDIATELY PRIOR TO MERGER
              --------------------------------------------- --------------------------------------------------------------------
                                                                 EXERCISABLE          EXERCISABLE NEW       UNEXERCISABLE NEW
               EXERCISABLE OPTIONS/  UNEXERCISABLE OPTIONS/    COMPANY OPTIONS/      MCKESSON OPTIONS/      MCKESSON OPTIONS/
              AVERAGE EXERCISE PRICE AVERAGE EXERCISE PRICE AVERAGE EXERCISE PRICE AVERAGE EXERCISE PRICE AVERAGE EXERCISE PRICE
              ---------------------- ---------------------- ---------------------- ---------------------- ----------------------
NON-EMPLOYEE DIRECTORS
Friedman            4,000/$37.94               --             1.   4,000/$29.12          4,000/$ 8.82               --
                                                              2.   4,000/$26.45          4,000/$11.49               --
Harvey              4,000/$36.78               --             1.   4,000/$28.24          4,000/$ 8.54               --
                                                              2.   4,000/$25.64          4,000/$11.14               --
Keller              4,000/$36.78               --             1.   4,000/$28.24          4,000/$ 8.54               --
                                                              2.   4,000/$25.64          4,000/$11.14               --
Luttgens            4,000/$36.78               --             1.   4,000/$28.24          4,000/$ 8.54               --
                                                              2.   4,000/$25.64          4,000/$11.14               --
Pietruski           4,000/$36.78               --             1.   4,000/$28.24          4,000/$ 8.54               --
                                                              2.   4,000/$25.64          4,000/$11.14               --
Shaw                4,000/$37.94               --             1.   4,000/$29.12          4,000/$ 8.82               --
                                                              2.   4,000/$26.45          4,000/$11.49               --
Waterman            4,000/$36.81               --             1.   4,000/$28.26          4,000/$ 8.55               --
                                                              2.   4,000/$25.66          4,000/$11.15               --
EXECUTIVE OFFICERS
Armstrong          26,000/$33.55          34,500/$45.46       1.  26,000/$25.75         26,000/$ 7.80         148,500/$10.56
                                                              2.  26,000/$23.39         26,000/$10.16         113,955/$13.76
d'Alessio          19,400/$33.35          14,000/$42.64       1.  19,400/$25.60         19,400/$ 7.75          60,261/$ 9.91
                                                              2.  19,400/$23.25         19,400/$10.10          46,242/$12.91
Hawkins            17,625/$34.32          18,375/$43.61       1.  17,625/$26.34         17,625/$ 7.98          79,092/$10.13
                                                              2.  17,625/$23.93         17,625/$10.39          60,693/$13.20
Johnson*           22,500/$37.37          40,500/$44.78       1.  29,309/$28.69              --                     --
                                                              2.  32,269/$26.06              --                     --
Krasnansky         28,125/$28.04          11,875/$43.25       1.  28,125/$21.53         28,125/$ 6.51          51,114/$10.05
                                                              2.  28,125/$19.55         28,125/$ 8.49          39,223/$13.09
Mahoney            15,750/$35.92          50,250/$49.57       1.  15,750/$27.58         15,750/$ 8.34         216,293/$11.52
                                                              2.  15,750/$25.04         15,750/$10.88         165,977/$15.01
McDowell           45,000/$37.11         105,000/$44.58       1.  45,000/$28.49         45,000/$ 8.62         451,957/$10.36
                                                              2.  45,000/$25.87         45,000/$11.24         346,818/$13.50
Meyerson           34,750/$33.89          25,750/$42.41       1.  34,750/$26.02         34,750/$ 7.87         110,837/$ 9.85
                                                              2.  34,750/$23.63         34,750/$10.26          85,053/$12.84
Miller             19,150/$35.06          15,300/$42.46       1.  19,150/$26.92         19,150/$ 8.14          65,857/$ 9.86
                                                              2.  19,150/$24.44         19,150/$10.62          50,536/$12.85
Norris             27,750/$34.31          30,750/$44.73       1.  27,750/$26.34         27,750/$ 7.97         132,359/$10.39
                                                              2.  27,750/$23.92         27,750/$10.39         101,568/$13.54
Scholz             34,250/$29.54          22,750/$43.10       1.  34,250/$22.68         34,250/$ 6.86          97,924/$10.01
                                                              2.  34,250/$20.60         34,250/$ 8.94          75,144/$13.05
Seelenfreund      132,500/$35.30         151,500/$44.17       1. 132,500/$27.10        132,500/$ 8.20         652,109/$10.26
                                                              2. 132,500/$24.61        132,500/$10.69         500,409/$13.37
Smith                  --                 20,000/$58.50       1.       --                    --                86,087/$13.59
                                                              2.       --                    --                66,061/$17.71

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* Mr. Johnson will not be a New McKesson Employee. He will receive Parent
  Restricted Shares in respect of his unexercisable Company options.

  The Company also maintains the 1973 Stock Purchase Plan, as amended (the "1973 Plan"), whereby certain executive officers are eligible to purchase Shares by paying a portion of the purchase price of such Shares (the "Purchase Price") to the Company in cash and providing a promissory note for the remaining balance of such Purchase Price. As a condition of each such purchase, each participant agrees to pledge and deposit the purchased Shares with the Company and grants to the Company a security interest in such Shares in order to secure full payment of the principal of, and interest on, the Purchase Price owed to the Company. Pursuant to certain of the purchase agreements entered into pursuant to the 1973 Plan, the making of the Offer would cause the Company to release the Shares from the foregoing restrictions and deliver such shares to the participant. It is contemplated that the Company will seek the participants' agreement to apply the cash proceeds received pursuant to the transactions in respect of the purchased Shares to the repayment of the principal of, and the interest on, the Purchase Price owed to the Company.

  In addition to the Option Plan and 1973 Plan, the Company maintains the 1988 Restricted Stock Plan, as amended (the "Restricted Stock Plan"), which provides grants of Shares to certain key employees and executive officers of the Company. The aggregate number of authorized Shares available for future awards pursuant to the Restricted Stock Plan is 278,133 Shares.

  Shares granted pursuant to the Restricted Stock Plan contain certain restrictions and conditions as determined by the Compensation Committee (the "Restricted Shares"). Until these restrictions imposed on the Restricted Shares lapse, such Restricted Shares may not be sold, assigned, transferred, or otherwise disposed of, and such Restricted Shares will be forfeited by the participant if such participant's continuous employment with the Company or any subsidiary terminates for any reason. In the event of a change in control (as defined in the Restricted Stock Plan), all restrictions on outstanding Restricted Share grants immediately lapse.

  The transactions contemplated by the Merger Agreement and the Distribution Agreement will not constitute a change in control for purposes of the Restricted Stock Plan. In connection with such transactions, and pursuant to the equitable adjustment provisions of the Restricted Stock Plan, awards of Restricted Shares shall be treated as follows: New McKesson Shares issued with respect to Restricted Shares held by New McKesson Employees at the time of the Spin-Off will be restricted in the same manner as the Restricted Shares. At the time of the Merger, an amount equal to the cash otherwise payable in respect of such Restricted Shares pursuant to the Merger will be transferred by the Company to, and retained by, New McKesson. Payment of such amount by New McKesson (together with interest at the rate in effect under the Company's Deferred Compensation Administration Plan (II)) will be deferred until the time when restrictions on the respective Restricted Shares would have lapsed, and such payment will be subject to the conditions otherwise applicable with respect to the lapsing of restrictions on the Restricted Shares.

  At the time of the Spin-Off, New McKesson Shares issued with respect to Restricted Shares held by any employee or former employee of the Company or any of its subsidiaries (other than New McKesson Employees) will be restricted in the same manner as the Restricted Shares. On the day following the consummation of the Offer, Restricted Shares issued to such employees under the Restricted Stock Plan will be returned to the Company and the New McKesson Shares issued in respect of the Restricted Shares will be returned to New McKesson. In return, each such employee will receive, within ten days after the Merger, that number of Parent Restricted Shares, rounded up or down to the nearest whole share, equal to the quotient obtained by dividing (A) the sum of (1) the amount of cash which would have been payable in respect of such Restricted Shares had such Restricted Shares been outstanding immediately prior to the Merger (the "Restricted Share Cash Consideration") plus (2) the product of (x) the number of New McKesson Shares issued to such employee in the Spin-Off in respect of such Restricted Shares (the "New McKesson Restricted Shares") and (y) the New McKesson Value, by (B) the Parent Stock Price on the date of consummation of the Merger. However, in the case of any such employee who is an executive officer of the Company and subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), then in lieu of returning the New McKesson Shares on the day following the consummation of the Offer, such shares will be returned six months and one day following such day and such employee will receive, (A) within ten days after the Merger, that number of Parent Restricted Shares, rounded up or down to the nearest whole share, equal to the quotient obtained by dividing (1) the Restricted Share Cash Consideration by (2) the Parent Stock Price on the date of consummation, of the Merger, and (B) within ten days after the end of the six month and one day period, that number of Parent Restricted Shares, rounded up or down to the nearest whole share, equal to the quotient obtained by dividing (3) the product of (x) the number of New McKesson Restricted Shares issued to such employee and
(y) the average of the high and low prices of New McKesson Common Stock on the last day of the six month and one day period, by (4) the Parent Stock Price on the last day of the six month and one day period. Parent Restricted Shares issued in respect of the Restricted Shares and New McKesson Restricted Shares will be subject to the same terms and conditions as the Parent Restricted Shares issued in respect of non-exercisable Options, as discussed above.

  The following executive officers are participants in the Restricted Stock
Plan: William A. Armstrong--500 Restricted Shares; Robert C. Johnson--1,600 Restricted Shares; Marvin L. Krasnansky--1,500 Restricted Shares; David L. Mahoney--2,500 Restricted Shares; David E. McDowell--5,000 Restricted Shares; Ivan D. Meyerson--2,000 Restricted Shares; Nancy A. Miller--1,100 Restricted Shares; Charles A. Norris--2,000 Restricted Shares; Garret A. Scholz--1,500 Restricted Shares; Alan Seelenfreund--8,200 Restricted Shares; and James H. Smith--5,000 Restricted Shares.

PROFIT-SHARING INVESTMENT PLAN

  Pursuant to the contemplated transactions, the Company's Profit-Sharing Investment Plan, as amended (the "PSIP"), will receive, in respect of each Share held by the PSIP (including each Share issued upon any conversion of the shares of Series B ESOP Convertible Preferred Stock (the "Series B Preferred Stock") prior to the record date for the Spin-Off (the "Spin-Off Record Date")), one New McKesson Share in the Spin-Off and cash either in the Offer or in the Merger. If the shares of Series B Preferred Stock held by the PSIP are not converted into Shares prior to the Spin-Off Record Date, the conversion price with respect to such shares will be adjusted downward to reflect the Spin-Off; in the Merger, the shares of Series B Preferred Stock will be deemed to have been converted into Shares and thus will be entitled to receive the Cash Consideration with respect to each of the underlying Shares.

  After consummation of the contemplated transactions, cash received by the PSIP with respect to Shares (and shares of Series B Preferred Stock) which have been allocated to participants' accounts will be invested in a diversified portfolio of investments (other than New McKesson Shares). However, cash received by the PSIP with respect to Shares (and shares of Series B Preferred Stock) which have not been allocated to participants' accounts will be reinvested in New McKesson Shares. It is currently contemplated that the PSIP trustee will acquire New McKesson Shares in market transactions over a period of time following the Merger. After giving effect to such reinvestments, it is expected that the PSIP will hold a significant equity interest in New McKesson. The level of the PSIP's ownership of New McKesson Shares will depend upon the prices at which the PSIP acquires New McKesson Shares in the market following the Spin-Off. However, New McKesson plans to take appropriate action (including, but not limited to, offering newly-issued New McKesson Shares to the PSIP trustee and directing the trustee to acquire such shares at the then prevailing market price in lieu of acquiring shares on the open market) to ensure that the PSIP's equity interest in New McKesson, when combined with beneficial ownership of officers and directors of New McKesson, does not exceed 40% of the outstanding New McKesson Shares on a fully-diluted basis following the Spin-Off.

 INDEMNIFICATION

  Pursuant to Section 145 of the Delaware General Corporation Law ("DGCL"), corporations incorporated under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporations, and with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

  The Company's Restated Certificate of Incorporation (the "Charter") provides, among other things, that the Company shall indemnify (i) its directors to the fullest extent permitted by the laws of the State of Delaware now or hereafter in force, including but not limited to, the advancement of expenses under the procedures provided by such laws, (ii) all of its officers to the same extent as it shall indemnify its directors, and (iii) its officers who are not directors to such further extent or shall be authorized by the Board and consistent with the law.

  Pursuant to the provisions of the Distribution Agreement, prior to the consummation of the Offer, New McKesson has agreed to use its best efforts, and the Company has agreed to cooperate with New McKesson, to obtain, at New McKesson's expense, directors' and officers' liability insurance, in amounts and upon terms reasonably satisfactory to New McKesson, in respect of the service of directors, officers, employees and agents of the Company and its subsidiaries with the Company and its subsidiaries prior to the Distribution. In the event that such insurance cannot be obtained by New McKesson on commercially reasonable terms, then the Company shall, at New McKesson's request and expense, use its best efforts to maintain or obtain such insurance, in such amounts and having such terms as New McKesson may reasonably direct, and New McKesson shall reimburse the Company for all out-of-pocket costs incurred by the Company in connection with obtaining and maintaining such insurance on behalf of New McKesson's directors and officers.

EXISTING BUSINESS RELATIONSHIPS BETWEEN PARENT AND THE COMPANY

  In the ordinary course of business, the Company has acted for Parent as a wholesale distributor of its pharmaceutical products. From April 1, 1991 through June 30, 1994, Parent's net sales to the Company have totalled approximately $1.89 billion. In addition, Parent has entered into an agreement with CPA, under which Parent will pay rebates to CPA based on reimbursements by CPA with respect to certain of Parent's drugs. In return, CPA has made these drugs available to patients for whom it manages a prescription drug benefit. As of June 30, 1994, no payments had been made by Parent under this agreement. Parent's Lilly Health Plan, a self-funded employee medical plan, has contracted with PCS for prescription claims administration services. Since the inception of this arrangement in January 1994 through June 30, 1994, claims of approximately $5.8 million have been processed, and administration fees have totalled approximately $187,000. Finally, since 1992, Parent has contracted with Technology Assessment Group ("TAG"), a partnership in which the Company has a minority ownership interest, for consulting services in the area of health economics. Total payments to TAG under those arrangements through June 30, 1994 have been approximately $260,000.

THE MERGER AGREEMENT

  The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

  General Terms of the Offer. As noted above, the Purchaser is offering to purchase all outstanding Shares at a per Share price of not less than $76.00 net in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The Purchaser has agreed to accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable following the Spin-Off Record Date and to extend the Offer until the first business day following the Spin-Off Record Date. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions (as described below). The Purchaser has agreed that, without the written consent of the Company, no amendment to the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those conditions set forth in the Merger Agreement or broadens the scope of such conditions, and no other amendment may be made in the terms or conditions of the Offer which is adverse to holders of Shares.

  Cash Contribution by Parent. The Merger Agreement provides that Parent will cause the Purchaser to contribute to the Company, simultaneously with the consummation of the Offer, a cash amount in immediately available funds of approximately $600 million, which amount will be included in the assets transferred to New McKesson; provided that such amount shall be subject to adjustment to reflect the exercise of certain Company employee options and the conversion or redemption of certain of the shares of the Company's outstanding preferred stock.

  General Terms of the Merger. The Merger Agreement provides for the making of the Offer and further provides that, following completion of the Offer and the approval and adoption of the Merger Agreement in accordance with the provisions of applicable law, and the satisfaction or waiver of the other conditions to the Merger, the Merger will occur. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Purchaser shall cease. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held by Parent or any subsidiary of Parent, Shares held in the treasury of the Company or held by any subsidiary of the Company (other than a subsidiary included within the PCS business), and other than Dissenting Shares (as hereafter defined)), including, without limitation, shares of restricted stock issued to employees and former employees of the Company and its subsidiaries, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $76.00 in cash, or any higher price paid per Share in the Offer (the "Merger Consideration"), payable to the holder thereof, without interest thereon, upon the surrender of the certificate formerly representing such Share (except as provided in Section 2.10(c) of the Merger Agreement with respect to certain employee-held stock).

  Conditions to the Offer. As discussed above, the Offer is being made pursuant to the terms and conditions of the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to purchase any Shares tendered, and may terminate the Offer, if (i) immediately prior to the expiration of the Offer (as extended in accordance with the terms of the Offer), (A) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated, (B) the record date for the distribution of the New McKesson Shares to stockholders of the Company pursuant to the Distribution Agreement shall not have been set by the Board, or (C) the number of Shares validly tendered and not withdrawn which, when added to the Shares then beneficially owned by the Parent and its affiliates, does not constitute a majority of the Shares outstanding and representing a majority of the voting power of the Shares outstanding on a fully diluted basis on the date of purchase, or (ii) on or after July 10, 1994 and prior to the acceptance for payment of Shares, any of the following events shall occur: (a) any of the representations or warranties of the Company contained in the Merger Agreement shall not have been true and correct at the date when made or (except for those representations and warranties made as of a particular date which need only be true and correct as of such date) shall cease to be true and correct at any time prior to consummation of the Offer, except where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (as defined in the Merger Agreement); provided that, if any such failure to be so true and correct is curable by the Company through the exercise of its best efforts and for so long as the Company continues to use such best efforts, the Purchaser may not terminate the Offer under this subsection (a); or (b) the Company shall have breached any of its covenants or agreements contained in the Merger Agreement, except for any such breaches that, individually or in the aggregate, would not have a Material Adverse Effect; provided that, if any such breach is curable by the Company through the exercise of its best efforts and for so long as the Company continues to use such best efforts, the Purchaser may not terminate the Offer under this subsection (b); or (c) there shall be any statute, rule, regulation, decree, order or injunction promulgated, enacted, entered or enforced, or any legal or administrative proceeding initiated by any United States federal or state government, governmental authority or court which would (i) prohibit the Purchaser from consummating the Offer, the Merger or the Spin-Off, (ii) impose any material adverse limitation on the ability of Parent to exercise full rights of ownership of the Shares or to control the PCS business, or (iii) have a Material Adverse Effect (provided that the provisions of this clause (iii) shall only apply in the event of any statute, rule, regulation, decree, order or injunction (A) which is enacted or entered into following the date of the Merger Agreement and (B) the substantive provisions of which were initially proposed for enactment following the date of the Merger Agreement); or (d) there shall have been any damage or destruction affecting the facilities or properties (tangible or intangible) owned or used by the PCS business, which would result in a Material Adverse Effect; provided that, if any such damage or destruction is curable by the Company through the exercise of its best efforts and for so long as the Company continues to use such best efforts, the Purchaser may not terminate the Offer under this subsection (d); or (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a commencement of a war or armed hostilities involving the United States, which in the case of any of the foregoing clauses (i), (ii) or (iii) would have a Material Adverse Effect; or (f) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) has become the beneficial owner (as that term is defined in Rule 13d-3 promulgated under the Exchange Act) of more than thirty percent (30%) of the Shares outstanding on a fully diluted basis, or has been granted any option or right, conditional or otherwise, to acquire or vote more than thirty percent (30%) of the Shares; or (g) the Merger Agreement shall have been terminated in accordance with its terms. The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions, or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion; provided that the conditions set forth in clauses (i)(A), (B) and (C) or
(ii)(g) above may be waived or modified only by mutual consent of the Purchaser and the Company.

  General Conditions to the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law, if required by applicable law; (ii) no statute, rule, regulation, order, decree, or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; (iii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; (iv) the Spin-Off shall have been consummated in all material respects; and (v) the Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares.

  Parent's and the Purchaser's Conditions to the Merger. The obligations of Parent and the Purchaser to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time; and (ii) the Company shall have performed in all material respects each of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of the Merger Agreement. The conditions set forth above shall cease to be conditions to the obligations of the parties if the Purchaser shall have accepted for payment and paid for shares validly tendered pursuant to the Offer, provided that the terms of this exception will be deemed satisfied if the Purchaser fails to accept for payment any Shares pursuant to the Offer in violation of the terms thereof.

  The Company's Conditions to the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Parent and the Purchaser contained in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time; and (ii) each of Parent and the Purchaser shall have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to terms of the Merger Agreement.

  Dissenting Shares. Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such shares in favor of the Merger and shall have delivered a written demand for appraisal of such Shares in the manner provided in the Delaware General

Corporation Law (the "DGCL") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to appraisal and payment under the DGCL. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon.

  Redemption of Series A Convertible Preferred Stock. Under the Merger Agreement, the Company shall give notice to all holders of the Series A Convertible Preferred Stock (as defined in Section 4.2 of the Merger Agreement) that, on a date, as designated by the Company, prior to the Record Date, all shares of Series A Convertible Preferred Stock will be called for redemption, in accordance with Article Four, I. 4 of the Charter, at the price provided for therein.

  Conversion of Series B Preferred Stock. The shares of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time shall, pursuant to the provisions of the Charter, be converted into the right to receive the amount of cash that would have been receivable by a holder of the aggregate number of Shares into which such shares of Series B Preferred Stock could have been converted immediately prior to the Effective Time (taking into account for this purpose the adjustment to the conversion price of such shares of Series B Preferred Stock required by the Charter to reflect the Spin-Off). The Company shall use its best efforts to enter into an agreement with the trustee of the PSIP, pursuant to which the trustee would cause all shares of Series B Preferred Stock held by the PSIP to convert into Shares on or prior to the Spin-Off Record Date; provided that in using such best efforts, the Company shall not be obligated to take any actions which would be adverse to the Company or pay any amounts in connection with seeking such agreement.

  Employee Benefits for Employees of the PCS Business. Pursuant to the Merger Agreement, Parent agrees that: (i) for a period of three years following the Effective Time, Parent would cause the Surviving Corporation and its successors to provide the employees of the Company and its subsidiaries remaining with the PCS business and former employees of the PCS business (collectively, the "Retained Employees") with employee benefits, programs, policies and arrangements which in the aggregate are no less favorable than those provided by the Company to such Retained Employees immediately prior to the date thereof. With respect to such benefits, programs, policies and arrangements, service accrued by such Retained Employees during employment with the Company and its subsidiaries prior to the Effective Time shall be preserved and maintained for all purposes except to the extent that benefits may be duplicated; (ii) as soon as practicable following the Effective Time, New McKesson would take all action necessary and appropriate to cause the assets and liabilities of the Company Retirement Plan (the "Retirement Plan") attributable to Retained Employees (other than former employees of the PCS business) to be transferred, in compliance with Section 414(l) of the Code and the Treasury Regulations applicable thereto and on terms reasonably satisfactory to Parent and the Surviving Corporation, to a comparable defined benefit pension plan sponsored by Parent, the Purchaser or the Surviving Corporation in which such employees are eligible to participate; and (iii) the Company and New McKesson would take all action necessary and appropriate to cause the PSIP to be assumed by New McKesson, effective as of the Effective Time. In connection with the actions contemplated by clause (iii) above, all of the indebtedness of the Company (and guarantees made by the Company of indebtedness of the trust established under the PSIP) relating to the unallocated Shares and unallocated shares of Series B Preferred Stock held by the PSIP shall be assumed by New McKesson, effective as of the Effective Time. As soon as practicable after the Effective Time, New McKesson shall take all action necessary and appropriate to cause the account balances under the PSIP of Retained Employees (other than former employees of the PCS business) to be transferred to a defined contribution plan sponsored by Parent, the Purchaser or the Surviving Corporation in which such Retained Employees are eligible to participate.

  Board Designation Rights of Parent. In the event that the Purchaser acquires at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors, upon written notice to the Company, such number of persons so that the designees of the Parent (the "Designated Directors") constitute a majority of the Company's Board of Directors. Prior to consummation of the Offer, the Board of Directors of the Company will either adopt an amendment to the Company's By-Laws to provide in effect that upon the request of Parent following the acquisition by the Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, the number of members of the Company's Board of Directors shall be increased to the extent necessary to provide the persons designated by Parent with a majority of the positions on the Board, or will obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. In connection therewith, Parent and the Purchaser will provide to the Company in writing, and be solely responsible for, any information with respect to such companies and their nominees, officers, directors and affiliates required by such Section and Rule. Notwithstanding the foregoing rights, the parties hereto shall use their respective best efforts to ensure that at least three of the members of the Company's Board of Directors shall, at all times prior to the Effective Time be, Continuing Directors (as defined in Section 8.4 of the Merger Agreement). See "SCHEDULE I--
Additional Information in Connection with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f thereunder."

  Shareholder Approval of the Merger. The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law, its Charter and By-Laws and the rules and regulations of the New York Stock Exchange: (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) subject to its fiduciary duties under applicable laws as advised by counsel, include in the proxy materials to be distributed, if necessary, to the Company's stockholders in connection with the Merger (the "Proxy Statement") the recommendation of its Board of Directors referred to in Item 4(a) of this
Schedule 14D-9; and (iii) use its best efforts to (a) obtain and furnish the information required to be included by it in the Proxy Statement, and, after consultation with Parent, respond promptly to any comments made by the Securities and Exchange Commission (the "SEC") with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders following the consummation of the Offer and (b) obtain the necessary approvals of this Agreement by its stockholders. Parent will provide the Company with the information concerning Parent and the Purchaser required to be included in the Proxy Statement and will vote, or cause to be voted, all Shares owned by it or its subsidiaries in favor of approval and adoption of this Agreement.

  Pre-Closing Restrictions on the Conduct of the Company's Business. Except as contemplated by the Merger Agreement or the Ancillary Agreements (as defined in the Merger Agreement), during the period from the date of the Merger Agreement to the consummation of the Offer and, in the event that Parent has properly exercised its Board designation rights (described above), until Parent's designees shall constitute in their entirety a majority of the Company's Board of Directors, the Company and its subsidiaries will each conduct the operations of the PCS business according to its ordinary course of business, consistent with past practice, and will conduct the operations of all businesses other than the PCS business in such a manner that would not have a Material Adverse Effect (as defined in the Merger Agreement) and, with respect to the PCS business, will use its commercially reasonable efforts to (i) preserve intact its business organization, (ii) maintain its material rights and franchises,
(iii) keep available the services of its officers and key employees, and (iv) keep in full force and effect insurance comparable in amount and scope of coverage to that maintained as of the date hereof. In addition to the foregoing restrictions, and except as otherwise contemplated by this Agreement or the Ancillary Agreements, prior to the time specified in the preceding sentence, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

    (a) except for New McKesson and its subsidiaries, amend its charter or by-laws;

    (b) subject to certain exceptions, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or amend any of the terms of any such securities or agreements (other than such securities or agreements of any subsidiary other than any of the Retained Subsidiaries, or amendments of the Distribution Agreement as permitted thereunder) outstanding on the date hereof;

    (c) other than with respect to any subsidiary which is not a Retained Subsidiary, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities or any securities of its subsidiaries; provided that the Company may declare and pay to holders of (i) Shares regular quarterly dividends of not more than $.42 per Share on the dividend declaration and payment dates normally applicable to the Shares and (ii) preferred stock of the Company any dividends required to be paid thereon in accordance with the express provisions thereof;

    (d) except for New McKesson or any of its subsidiaries (i) incur, assume or prepay any long-term debt or, except in the ordinary course of business under existing lines of credit, incur, assume, or prepay any material short-term debt; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practices; (iii) make any material loans, advances or capital contributions to, or investments in, any other person (other than loans or advances to subsidiaries and customary loans or advances to employees in accordance with past practices); (iv) change the PCS business' practices with respect to the timing of payments or collections; (v) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries (other than that of New McKesson and its subsidiaries); or (vi) mortgage or pledge any of the assets, tangible or intangible, of the PCS business, or create or permit to exist any material lien thereupon, other than in the ordinary course of business consistent with past practices;

    (e) except as disclosed in the Merger Agreement and except for arrangements with new or existing Retained Employees entered into in the ordinary course of business consistent with past practices, enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any Retained Employee (or any other person for whom the PCS business will have liability), or (except for normal increases in the ordinary course of business that are consistent with past practices) increase in any manner the compensation or fringe benefits of any Retained Employee (or any other person for whom the PCS business will have liability) or pay any benefit not required by any existing plan and arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (f) transfer, sell, lease, license or dispose of any assets relating to the PCS business outside the ordinary course of business or any assets which are material, in the aggregate, to the PCS business or enter into any material commitment or transaction with respect to the PCS business outside the ordinary course of business;

    (g) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice), in each case where such action would, individually be material to the PCS business;

    (h) except as may be required by law, take any action to terminate or materially amend any of its employee benefit plans with respect to or for the benefit of Retained Employees or any other person for whom the PCS business will have liability;

    (i) materially modify, amend or terminate (except pursuant to the terms thereof) any of the material contracts of the PCS business or waive any material rights or claims of the PCS business, except in the ordinary course of business;

    (j) effect any material change in any of its methods of accounting in effect as of March 31, 1994, except as may be required by law or generally accepted accounting principles;

    (k) enter into any material arrangement, agreement or contract with any third party (other than customers in the ordinary course of business consistent with past practices) which provides for an exclusive arrangement with that third party; and

    (l) take, or agree in writing or otherwise to take, any of the foregoing actions.

  Notwithstanding any of the foregoing and in addition to any other rights of the Company and its subsidiaries, the Company and its subsidiaries shall have the right to take any of the actions prohibited under clauses (a) and (d) through (l) above if such actions would not, either individually or in the aggregate, adversely impact the PCS business or the consummation of any of the material transactions contemplated pursuant to the Merger Agreement.

  Restrictions on the Company With Respect to Certain Third Parties. The Merger Agreement provides that the Company and its officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal (as defined below). The Company and its subsidiaries will not, and will use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys, accountants or other agents retained by the Company or any of its subsidiaries not to, (i) initiate or solicit, directly or indirectly, any inquiries or the making of any Acquisition Proposal, or (ii) except as permitted below, engage in negotiations or discussions with, or furnish any information or data to any third party relating to an Acquisition Proposal (other than the transactions contemplated by the Merger Agreement and by the Ancillary Agreements). Notwithstanding the foregoing provisions, the Company and the Board (i) may furnish information to, and participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, any third party which submits a written Acquisition Proposal to the Company if the Board determines in good faith, based upon the advice of counsel, that the failure to furnish such information or participate in such discussions or negotiations may reasonably constitute a breach of the Board's fiduciary duties under applicable law, and (ii) shall be permitted to (A) take and disclose to the Company's stockholders a position with respect to the Offer, the Merger or the Spin-Off or another tender or exchange offer by a third party, or amend or withdraw such position, pursuant to Rules 14d-9 and 14e-2 of the Exchange Act or (B) make disclosure to the Company's stockholders, in each case either with respect to or as a result of an Acquisition Proposal, or if the Company's Board of Directors determines in good faith, based upon the advice of counsel, that the failure to take such action may reasonably constitute a breach of the Board's fiduciary duties under, or otherwise violate, applicable law; provided that the Company shall not enter into any acquisition agreement with respect to any Acquisition Proposal prior to the termination of the Merger Agreement and shall not enter into any other agreements with respect to an Acquisition Proposal except concurrently with or after such termination unless, and only to the extent that, such other agreements would facilitate the process of providing information to, or conducting discussions or negotiations with, the party submitting such an Acquisition Proposal, such as confidentiality and standstill agreements. The Company shall promptly provide Parent with a copy of any written Acquisition Proposal received and inform Parent on a reasonable basis of the status and content of any discussions with such a third party (provided that the Company shall not be obligated to so provide such information or advise Parent if the Board determines in good faith, based upon the advice of counsel, that such action may reasonably constitute a breach of its fiduciary duties under applicable law). In no event shall the Company provide non-public information regarding the PCS business to any third party making an Acquisition Proposal unless such party enters into a confidentiality agreement containing provisions designed to reasonably protect the confidentiality of such information. In the event that following the date hereof the Company enters into a confidentiality agreement with any third party which does not include terms and conditions which are substantially similar to the "standstill" provisions of the confidentiality agreement between the Company and Parent (the terms of which are summarized below), then

Parent and its affiliates shall be released from their obligations under such standstill provisions to the same extent as such third party.

  The term "Acquisition Proposal" means any bona fide proposal made by a third party to acquire (i) beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of a majority equity interest in either the Company or the PCS business pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving either the Company or the PCS business, including, without limitation, any single or multi-step transaction or series of related transactions which is structured in good faith to permit such third party to acquire beneficial ownership of a majority or greater equity interest in either the Company or the PCS business or (ii) all or substantially all of the business or assets of either the Company or of the PCS business (other than the transactions contemplated by the Merger Agreement and the Ancillary Agreements); provided, however, that the term "Acquisition Proposal" shall not include any transactions which relate solely to the businesses to be owned by New McKesson and its subsidiaries following the Spin-Off and which do not have a material adverse effect on the consummation of the Offer, the Merger, the Spin-Off or the transactions contemplated hereby.

  Representations and Warranties. Each of the Company on the one hand, and Parent and Purchaser on the other hand, have made certain customary representations and warranties to the other in the Merger Agreement, including, without limitation, representations by the Company as to certain changes concerning its business, undisclosed liabilities, litigation and compliance with law, employee benefit plans, rights to assets, intellectual property, computer software, certain contracts and arrangements, and taxes.

  Best Efforts Obligation of the Parties. The Merger Agreement provides that, subject to the terms and conditions provided therein, each of the parties agrees (a) to promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Offer, Merger and Ancillary Agreements, and (b) to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Ancillary Agreements. The parties also agreed that if any administrative, judicial or legislative action or preceeding is instituted (or threatened to be instituted) challenging the Offer, the Spin-Off, the Merger or any other transactions contemplated by the Merger Agreement or the Ancillary Agreements as violative of any Antitrust Law (as defined in the Merger Agreement), such parties will cooperate and use their respective best efforts to contest and resist vigorously any such action or proceeding, and have vacated, lifted, reversed or overturned any decree, judgement, injunction or other order (whether temporary, preliminary or permanent) (any such decree, judgement, injunction or other order is hereafter referred to as an "Order") that is in effect and that restricts, prevents or prohibits consummation of the Offer, the Spin-Off, the Merger or any other transactions contemplated by this Agreement or the Ancillary Agreements, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative actions. In addition, Parent and the Purchaser consented to use their respective best efforts to take such action, including, without limitation (but subject to the provisions of the succeeding sentence and other exceptions) agreeing to hold separate or to divest any of their businesses, product lines, or assets or any of their affiliates or, following the consummation of the Offer or the Effective Time, the businesses, product lines, or assets of the Company or any of the Retained Subsidiaries, as may be required (a) by the applicable governmental or regulatory authority or (b) by any domestic or foreign court or other tribunal. Notwithstanding the foregoing,
(i) neither Parent nor any of its subsidiaries or affiliates will be required to agree to divest (A) any of their respective businesses, product lines or assets, if the fair market value of any such businesses, product lines or assets is, as of the date in question, in excess of $10 million or (B) following the consummation of the Offer or the Effective Time, any of the businesses, product lines or assets of the Company or any of the PCS business and (ii) neither parent nor any of its subsidiaries or affiliates will be required to take or agree to take any action or agree to any limitation which would materially impair Parent's ability to exercise control over or manage business and affairs of the PCS business or materially impair Parent's ability to obtain the other benefits provided by the Merger Agreement in order to obtain termination of waiting period under the HSR Act.

  Rights. Pursuant to the Merger Agreement, the Company has agreed to amend the Rights Agreement as necessary (i) to prevent the transactions contemplated hereby (including, without limitation, the announcement of the Offer, the consummation of the Offer and the Merger) from resulting in the occurrence of a Distribution Date (as defined in the Rights Agreement) or being deemed to be a Triggering Event or Section 13 Event (each as defined in the Rights Agreement) and (ii) to provide that neither Parent nor the Purchaser shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) or be declared an Adverse Person (as defined in the Rights Agreement) by reason of such transactions.

  Termination. The Merger Agreement may be terminated: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by either Parent and the Purchaser, on the one hand, or the Company, on the other hand, if the Offer shall expire or have been terminated in accordance with its terms without any Shares being purchased thereunder, or the Purchaser shall not have accepted for payment or paid for Shares validly tendered pursuant to the Offer prior to December 31, 1994; (c) by Parent and the Purchaser, on the one hand, or the Company, on the other hand, if any court of competent jurisdiction in the Untied States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (d) by the Company, if prior to the purchase of Shares pursuant to the Offer, either (i) a third party shall have made an Acquisition Proposal and the Board of Directors of the Company determines in good faith, based upon the advice of counsel, that the failure to pursue such Acquisition Proposal may reasonably constitute a breach of its fiduciary duties under applicable law, or (ii) other than in response to an Acquisition Proposal, the Board determines in good faith, based upon the advice of counsel, that the failure to so terminate the Merger Agreement would present a substantial likelihood of a breach of its fiduciary duties under applicable law and the Company notifies Parent of such determination of the Board at least 30 days prior to the date of any termination; or (e) by Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer, if the Company or its Board of Directors shall have (i) withdrawn (including by amendment of the Schedule 14D-9) its recommendation to the Company's stockholders of the Offer, the Merger Agreement or the Merger or shall have recommended to the Company's stockholders that they accept the terms of a Third Party Acquisition (as defined below), or (ii) a Third Party Acquisition shall have occurred.

  Termination Fees. Pursuant to the Merger Agreement, (a) if the Company terminates the Merger Agreement as described in clause (d)(i) of the preceding paragraph, the Company will, simultaneously with such termination, pay to Parent a fee, in cash, of $100 million; (b) if Parent terminates the Merger Agreement as described in clause (e) of the preceding paragraph and, prior to such termination or within nine months thereafter, a Third Party Acquisition is consummated involving any entity or group (other than Parent and the Purchaser or any affiliate thereof) which is a Higher Offer (as defined below), then the Company will, on the date of such termination or consummation, pay to Parent a fee, in cash, of $100 million; (c) if the Company terminates the Merger Agreement for any reason other than the bases for terminating the Merger Agreement as described in clauses (a), (d)(i) or (e) of the preceding paragraph (unless Parent or the Purchaser shall at the time of such termination be in material breach, other than breach which is curable and which Parent and the Purchaser are using their best efforts to cure), and prior to or within nine months after the date of such termination a Third Party Acquisition is consummated involving any entity or group (other than Parent and the Purchaser or any affiliate thereof) which is a Higher Offer, then the Company will, on the date of such termination or consummation, pay to Parent a fee, in cash, of $100 million; (d) if the Company terminates the Merger Agreement as described in clause (d)(ii) of the preceding paragraph (unless Parent or the Purchaser shall at the time of such termination be in material breach, other than a breach which is curable and which Parent and the Purchaser are using their best efforts to cure), the Company will, simultaneously with such termination, pay to Parent a fee, in cash, of $40 million.

  "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, the Purchaser or any affiliate thereof (a "Third

Party"); (ii) the acquisition by a Third Party of more than 50% of the total assets of the Company and its subsidiaries, taken as a whole, or of 50% or more of the total assets of the Retained Business; or (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares, or 50% or more of the equity interest in, or the voting power with respect to the election of directors of, the PCS business.

  "Higher Offer" means any Third Party Acquisition which reflects a higher value for the PCS business then the value being provided by Parent pursuant to the Offer, the Merger and the Additional Agreements (as defined in the Merger Agreement). In valuing such a Third Party Acquisition, due regard shall be given to the value to the Company or its stockholders of any additional arrangements involved in such Third Party Acquisition.

  Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than certain provisions of the Merger Agreement, including the provisions relating to the termination fee, other fees and expenses and confidentiality of information, provided, that a party will not be relieved from liability for any willful breach of the Merger Agreement.

  Effect of Payment of Termination Fee. Notwithstanding anything to the contrary contained in the Merger Agreement, upon payment by the Company of the fees and expenses referred to in Section 8.3 of the Merger Agreement, the Company shall be released from all liability thereunder, including any liability for any claims by Parent, the Purchaser or any of their affiliates based upon or arising out of any breach of the Merger Agreement or any Ancillary Agreement. In no event shall the Company be required to pay more than one fee pursuant to Section 8.3 of the Merger Agreement, provided that if the Company shall pay the $40 million fee contemplated by Section 8.3(d) of the Merger Agreement and a $100 million fee shall otherwise become payable pursuant to Section 8.3 of the Merger Agreement, the Company shall pay Parent at that time $60 million.

  General Fees and Expenses. Except as specifically provided in the termination fee provisions of the Merger Agreement and except as otherwise specifically provided in the Distribution Agreement, each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated by the Merger Agreement.

  Amendments to the Merger Agreement. The provisions of the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after adoption of the Merger by the stockholders of the Company, if any; provided that (x) in the event that any of Parent's designees constitute in their entirety a majority of the Board, no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's stockholders hereunder without the approval of a majority of the Continuing Directors (as hereafter defined) if at the time there shall be any Continuing Directors and (b) after the date of adoption of the Merger by the stockholders of the Company, no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. The term "Continuing Director" means (a) any member of the Board as of the date hereof, (b) any member of the Board who is unaffiliated with, and not a Designated Director or other nominee of, Parent or the Purchaser or their respective subsidiaries, and (c) any successor of a Continuing Director who is
(i) unaffiliated with, and not a Designated Director or other nominee of, Parent or the Purchaser or their respective subsidiaries and (ii) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

THE DISTRIBUTION AGREEMENT

  The following summary of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Distribution Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

  The Spin-Off. The Distribution Agreement provides that prior to the consummation of the Offer, the Company will (i) transfer certain of the businesses of the Company and its subsidiaries, other than assets related to the PCS business, to New McKesson and (ii) declare a dividend (conditioned upon consummation of the Offer) of one New McKesson Share for each Share held of record as of such date. After giving effect to the foregoing transactions, the assets of the Company will consist primarily of the PCS business. New McKesson will own and operate all businesses of the Company and its subsidiaries other than the PCS business, including, without limitation, the pharmaceutical and health care products distribution business, the water products business and the Armor All business conducted by the Company and its subsidiaries as of the date of the Spin-Off.

  Declaration of the Record Date and the Distribution Date. The Distribution Agreement provides that the Board shall in its sole discretion establish the record date (the "Record Date") for determining the holders of Shares entitled to participate in the Spin-Off and the date of the distribution (the "Distribution Date") of the New McKesson Shares to such holder. The Offer is conditioned upon, among other things, the Record Date for the Spin-Off having occurred and the Merger is conditioned upon, among other things, the Spin-Off having been consummated. In addition, the Spin-Off is conditioned upon Shares having been accepted for purchase pursuant to the Offer. In the Merger Agreement, the Company has agreed to establish the Record Date and the Distribution Date at the earliest practicable dates; provided that the foregoing obligation is subject to the Board's discretion and to the satisfaction of each of the following conditions: (i) the Purchaser shall have consummated the Offer pursuant to the terms and conditions of the Offer, (ii) the Form 10 (or the registration statement if otherwise required) shall have been declared effective by the SEC and (iii) the New McKesson Shares shall have been accepted for listing or quotation either on the New York Stock Exchange or any other national securities exchange as selected by New McKesson in its sole discretion. THE COMPANY INTENDS TO DISTRIBUTE TO HOLDERS OF SHARES AN INFORMATION STATEMENT WITH RESPECT TO NEW MCKESSON AND THE NEW MCKESSON SHARES. SUCH INFORMATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION RELATING TO NEW MCKESSON AND THE NEW MCKESSON SHARES AND STOCKHOLDERS OF THE COMPANY ARE ENCOURAGED TO READ SUCH INFORMATION STATEMENT CAREFULLY.

  New McKesson Shares. New McKesson will issue to the Company, contemporaneously with the transfer of the Company assets and assumption of Company liabilities contemplated in the Distribution Agreement, the number of New McKesson Shares equal to the number of shares of Company Common Stock outstanding on the Record Date (excluding shares of Company Common Stock held by the Company in its treasury or held by certain affiliates of the Company). Following the Record Date, the Company shall, subject to certain conditions in the Distribution Agreement, deliver to the distribution agent to be appointed by the Company to distribute the New McKesson Shares pursuant to such distribution (the "Agent"), one or more share certificates representing all of the outstanding New McKesson Shares. The New McKesson Shares will include all associated preferred stock purchase rights to be issued pursuant to a right agreement to be entered into between New McKesson and a rights agent to be selected by New McKesson. Pursuant to the Distribution Agreement, prior to the Distribution Date, the Company and New McKesson will prepare, and New McKesson will file and seek to make effective, an application to permit listing of the New McKesson Shares either on the New York Stock Exchange or any other national securities exchange as selected by New McKesson in its sole discretion. The Company expects that on or prior to the Distribution Date the New McKesson Shares will be listed for trading on the New York Stock Exchange and the Pacific Stock Exchange.

  Indemnification. Following the Spin-Off, New McKesson has agreed to indemnify, defend and hold harmless the Company, Purchaser and Parent and each of their respective directors, officers, employees, representatives, advisors, agents and affiliates (collectively, the "Parent Indemnitees") from and against all losses, liabilities, claims, damages, obligations, payments, costs and expenses of the Parent Indemnitees arising out of or resulting from, directly or indirectly, (i) any breach of any representation or warranty contained in
Article IV or in Section 9.11 of the Merger Agreement (without giving effect to any materiality qualifications set forth therein), (ii) any breach by the Company of the covenants and agreements set forth in the Merger Agreement, and
(iii) certain liabilities attributable to the businesses of New McKesson. New McKesson has also agreed to indemnify the Parent Indemnitees for certain employee-related and other miscellaneous liabilities. New McKesson's obligations to indemnify Parent Indemnitees pursuant to the foregoing provisions are subject to the following limitations: (w) no indemnification shall be made by New McKesson pursuant to clause (i) above unless the aggregate amount of losses incurred by the Parent Indemnitees exceeds $10,000,000, and, in such event, indemnification shall be made by New McKesson only to the extent that the aggregate amount of such Indemnifiable Losses exceeds $10,000,000; (x) in no event shall New McKesson's aggregate obligation to indemnify the Parent Indemnitees pursuant to such clauses (i) and (ii) above exceed $200,000,000 (except that the foregoing limitation shall not apply to any Indemnifiable Losses arising out of any willful breach of the covenants and agreements set forth in the Merger Agreement); (y) New McKesson shall be obligated to indemnify the Parent Indemnitees only for those Indemnifiable Losses under clauses (i) or (ii) above as to which the Parent Indemnitees have given New McKesson written notice thereof on or prior to nine months after the consummation of the Offer; and (z) the amount of any indemnifiable claim shall be reduced by (A) any amount received by a Parent Indemnitee with respect thereto under any insurance coverage (net of any costs of such coverage incurred by such Parent Indemnitee) or from any other party alleged to be responsible therefor and (B) the amount of any tax benefit relating to any indemnifiable claim.

  Additionally, following the Spin-Off, the Company has agreed to indemnify, defend and hold harmless New McKesson and each of its directors, officers, employees, representatives, advisors, agents and affiliates (collectively, the "New McKesson Indemnitees") from and against all losses, liabilities, claims, damages, obligations, payments, costs and expenses of the New McKesson Indemnitees arising out of or resulting from, directly or indirectly, (i) any breach of any representation or warranty contained in Article V of the Merger Agreement (without giving effect to any materiality qualifications set forth therein), (ii) any breach by Parent or the Purchaser of the covenants and agreements set forth in the Merger Agreement, and (iii) certain liabilities attributable to the PCS business. The Company's obligations to indemnify the New McKesson Indemnitees are subject to limitations similar to those of New McKesson with respect to indemnification of the Parent Indemnitees as described in the preceding paragraph.

  Net Working Capital Adjustment. Pursuant to the Distribution Agreement, in connection with the Spin-Off, New McKesson, on the one hand, and the PCS business, on the other hand, will settle all intercompany accounts. In connection with such settlements, such parties will calculate the amount of Negative Net Working Capital (as defined in the Distribution Agreement) held in the PCS business at the time of the Spin-Off. In the event that the Negative Net Working Capital as of the close of business on the date of consummation of the Offer (i) is greater than $70,000,000, then New McKesson shall pay the Company a cash amount equal to the amount by which the Negative Net Working Capital is greater than $70,000,000 or (ii) is less than $70,000,000, then the Company shall pay New McKesson a cash amount equal to the amount by which the Negative Net Working Capital is less than $70,000,000.

  Transfer of Company Indebtedness to New McKesson. On or prior to consummation of the Offer, subject to obtaining any required consents or approvals, New McKesson will assume the debt obligations of the Company. If consent to the assumption by New McKesson of any of the Company's non-public debt obligations is not received, the Company will redeem, defease or otherwise prepay such indebtedness. New McKesson will execute supplemental indentures or other document satisfactory in form to any applicable trustee pursuant to which it shall expressly assume the payment, performance and observance, jointly and severally with the Company, of the obligations of the Company under the Company's 4.50% Exchangeable Subordinated Debentures due 2004, 8 5/8% Notes due 1998 and 8.75% Notes due 1997 (collectively, the "Public Indebtedness"). Notwithstanding the assumption by New McKesson of such Public Indebtedness, the Company will not be released from, and will remain a party to, and will be jointly and severally liable with New McKesson under, such Public Indebtedness, until such time as any consent required to effect such release shall have been obtained. As between New McKesson and the Company, New McKesson will have the primary obligation to perform obligations under the Public Indebtedness. New McKesson has agreed to indemnify the Company and its affiliates for any losses incurred with respect to any such Public Indebtedness. Promptly following the Effective Time (unless required to do so prior thereto) New McKesson and the

Company will use their best efforts to do or cause to be done all things necessary under the terms of the agreements governing such Public Indebtedness and the provisions of applicable law (including, without limitation, preparing and filing with the SEC any required registration statements, consent solicitation or exchange offer documentation and other relevant materials, mailing to the holders of such Public Indebtedness all relevant consent and other materials, entering into any required supplemental indentures and, on the part of New McKesson, offering to pay and paying any reasonable fees to the holders of such Public Indebtedness in connection with such solicitation or offer), which may be appropriate or required in order to effect the release of the Company from all obligations and liabilities under such Public Indebtedness. New McKesson will bear all costs incurred in connection with seeking to effect such release of the Company from such obligations and liabilities, including, without limitation, the reasonable, documented out-of-pocket expenses of the Company relating thereto and to complying with its public filing requirements applicable to such Public Indebtedness.

  Directors and Officers of New McKesson. New McKesson and the Company shall take all actions which may be required to elect or otherwise appoint, as of the Distribution Date, those individuals that the Board (as in effect prior to the consummation of the Offer) may designate as directors of New McKesson. It is expected that the executive officers of the Company as of the date hereof shall be the executive officers of New McKesson. Those employees of the Company who are employed by the Company and its subsidiaries (other than the PCS business) immediately prior to the Distribution Date shall become employees of New McKesson in the same capacities.

  Amendments of Distribution Agreement. While neither Parent nor the Purchaser is a party to the Distribution Agreement, the parties thereto have agreed not to amend the Distribution Agreement or any of the other agreements entered into or to be entered into in connection with the Distribution Agreement if such amendment would adversely affect the Retained Business or New McKesson's performance of its obligations under such agreement without the prior written consent of Parent.

THE TAX SHARING AGREEMENT

  Pursuant to the Tax Sharing Agreement dated as of July 10, 1994, among the Company, New McKesson, Parent and the Purchaser (the "Tax Sharing Agreement"), New McKesson generally has agreed, among other things, to file all tax returns with respect to, and pay all taxes (including all taxes based upon or measured by net income, and all other taxes) imposed upon, the Company and its subsidiaries for all taxable periods or portions thereof ending on or before the Distribution Date, including any taxes incurred in connection with the creation and distribution of New McKesson. New McKesson also will pay all taxes for New McKesson and any future subsidiaries of New McKesson for taxable periods beginning after the Distribution Date. Parent will generally pay all taxes for the Company for all periods beginning after the Distribution Date. The Tax Sharing Agreement becomes effective only upon the consummation of the Offer.

  The foregoing summary of the Tax Sharing Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Tax Sharing Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

THE HDS SERVICES AGREEMENT

  Pursuant to the HDS Services Agreement, dated as of July 10, 1994, among Parent, PCS, and Healthcare Delivery Systems. Inc., a Delaware corporation ("HDS"), (the "HDS Services Agreement"), HDS has agreed to provide certain services, including drug sampling and other promotional programs, financial assistance programs for patients, reimbursement support and patient advocacy programs, clinical trial support services, and product hot-line programs (the "HDS Services"), to Parent or PCS on terms as favorable as the best terms offered to HDS's other customers. In consideration for this arrangement, PCS has agreed, among other things, to (i) provide HDS with the PCS Capabilities (as hereinafter defined), (ii) use its best efforts to assign to HDS all existing agreements entered into by PCS relating to providing the HDS Services,
(iii) make
available to HDS PCS Data Processing Capabilities (as hereinafter defined),
(iv) provide HDS with access to the PCS Data Transmission Capabilities (as hereinafter defined) and (v) create and maintain a service unit whose primary responsibility will be to service HDS. In addition, PCS and Parent have agreed, subject to certain limited exceptions, that for a period of three years from the date of the agreement, no person or entity other than HDS, would be permitted to use the PCS Capabilities to provide any of the HDS Services. The HDS Services Agreement also contemplates that Parent will diligently investigate the HDS Services and consider in good faith using HDS as the provider of such services when it is appropriate to do so in light of the business needs and requirements of Parent, and the relative costs of such services.

  The HDS Services Agreement has a five year term and is terminable by Parent upon a change of control of HDS or New McKesson. In addition, the agreement provides Parent with a right of first refusal if HDS or New McKesson decides to sell all or part of HDS's business. The HDS Services Agreement becomes effective only upon consummation of the Offer.

  "PCS Capabilities" is defined to include PCS Data Processing Capabilities, PCS Data Transmission Capabilities, and other support services made available to PCS customers. "PCS Data Processing Capabilities" include programming, data processing, and related auxiliary support for data processing. "PCS Data Transmission Capabilities" is defined to include switching, data transmission, and telecommunication capabilities of PCS.

  The foregoing summary of the HDS Services Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the HDS Services Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference.

THE MCKESSON SERVICES AGREEMENT

  Pursuant to the McKesson Services Agreement dated as of July 10, 1994, between PCS and New McKesson (the "McKesson Services Agreement"), PCS has agreed, among other things, to (i) allow, subject to specific limitations, certain affiliated pharmacies of New McKesson, consistent with existing practices, to participate in its Restricted and Unrestricted Networks (as hereinafter defined), (ii) consider in good faith providing New McKesson with PCS data regarding pharmacies, (iii) maintain and provide to New McKesson a database of information relating to the participation by New McKesson stores in the PCS Provider Networks (as defined in the McKesson Services Agreement), (iv) create and maintain a service unit whose primary responsibility will be to service HDS and (v) provide to New McKesson PCS's mail order pharmacy program for all maintenance drug dispensing requirements associated with New McKesson's managed care and HDS, programs. In consideration of these services, New McKesson has agreed that if it contracts with its customers to provide managed pharmacy benefits to third parties, it will only provide such benefits through PCS. A "Restricted Network" is defined as a pharmacy network which is available to a limited number or a percentage of pharmacies in a particular geographic area. An "Unrestricted Network" is defined as a pharmacy network which is available to all pharmacies which agree to meet the network's requirements.

  The McKesson Services Agreement has a five year term and is terminable by PCS upon any change of control of McKesson. The McKesson Services Agreement becomes effective only upon consummation of the Offer.

  The foregoing summary of the McKesson Services Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the McKesson Services Agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

THE MEMORANDUM OF UNDERSTANDING

  Pursuant to the Memorandum of Understanding dated as of June 10, 1994, New McKesson and Parent have agreed to explore a strategic relationship between New McKesson and Parent. Parent and New McKesson intend to investigate the feasibility of (i) developing and marketing a full line of generic products and (ii) developing programs relating to disease therapies involving Parent's programs which promote and monitor patient compliance with drug therapy.

  The Memorandum of Understanding also contemplates (i) a wholesaling and distribution alliance between PCS, Parent and New McKesson, (ii) the possibility of closing certain of Parent's distribution centers and using New McKesson to handle physical distribution of Parent's products to wholesalers,
(iii) the possibility of using New McKesson's services to more efficiently process Parent's third-party shipments and to distribute Parent's potential disease management product package to point of use, and (iv) the development of an incentive program for marketing Parent products to certain hospitals. The Memorandum of Understanding becomes effective only upon consummation of the Offer.

  The foregoing summary of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the text of the Memorandum of Understanding, a copy of which is filed as Exhibit 6 hereto and is incorporated herein by reference.

THE NON-COMPETITION AGREEMENT

  Pursuant to a Non-Competition Agreement, dated as of July 10, 1994 (the "Non-Competition Agreement"), between the Company, New McKesson, the Purchaser and Parent, New McKesson agreed that from and after the date the Purchaser consummates the Offer until the fifth anniversary thereof that it will not (nor will it permit any other entity in which it holds an interest giving it effective control to) engage in any activity in competition in any material respect with the PCS business or certain other activities, anywhere in the world except for Mexico; provided that the activities contemplated by the McKesson Services Agreement and the HDS Services Agreement will not be deemed to be activities in competition with the PCS business or otherwise subject to the restrictions of the Non-Competition Agreement.

  The foregoing summary of the Non-Competition Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Non-Competition Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated herein by reference. The Non-Competition Agreement becomes effective only upon consummation of the Offer.

THE CONFIDENTIALITY AGREEMENT

  On June 8, 1994, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to supply certain information to Parent and its affiliates, and Parent agreed to treat, and to cause its affiliates to treat, such information as confidential. In addition, Parent agreed to abide by certain "standstill" restrictions for a three-year period. The Merger Agreement provides that the Confidentiality Agreement shall terminate in its entirety following consummation of the Offer.

  The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 10 hereto and is incorporated herein by reference.

 ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors has unanimously (i) approved the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby, (ii) determined that the Offer, the Merger and the Spin-Off are fair to and in the best interests of the stockholders of the Company and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the stockholders of the Company.

 (B) BACKGROUND; REASONS FOR THE RECOMMENDATION

  Over approximately the last year, the Company has reviewed the prospects of the pharmaceutical benefits management ("PBM") industry, the position of the PCS business within that industry and the strategic opportunities available to the PCS business. Over such period, the Company has considered various possible transactions involving the PCS business, including strategic alliances, joint ventures and a sale, by means of various structures, of all or a partial interest in the PCS business.

  In August 1993, the Company's senior management began actively exploring the potential strategic opportunities available to the Company with respect to the PCS business in light of the changing healthcare environment, the increasingly competitive PBM and pharmaceutical industries and the financial condition, growth opportunities and prospects of the PCS business. The Company was aware that various other companies had entered into, and believed that certain other companies were considering, a variety of strategic transactions to strengthen their positions in the PBM and pharmaceutical industries in recognition of the changes in the PBM and pharmaceutical industries and the prospects for further change in those industries. Such other transactions included joint ventures, joint marketing arrangements, acquisitions of other companies in the same or related fields and consolidations with other companies.

  In October 1993, Parent contacted the Company to determine if the Company wished to discuss possible alliances in broad terms, including the possibility of Parent's taking a minority equity position in the Company or the PCS business. At that time, the Company indicated that it would not be an appropriate time for the Company to engage in such discussions.

  Since December, 1993, the Company has had discussions with various parties in which it explored a number of possible strategic transactions, including strategic alliances, joint ventures and the sale of all or a partial interest in the PCS business. In particular, the Company and two parties held joint discussions concerning a possible joint venture transaction involving the PCS business in which the Company would retain a minority interest. In March 1994, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as financial advisor to the Company in connection with the possible joint venture arrangement. The Company and such other parties did not reach agreement as to the terms of such a possible transaction and discussions ended in May 1994.

  In early May, Parent contacted the Company to express an interest in a strategic alliance between Parent and the Company, and proposed purchasing a minority equity interest in the PCS business to be followed by additional equity investments based upon the performance of the PCS business. The Company advised Parent that it was not interested in pursuing such proposal and that the Company would not pursue further discussions at that time .

  On May 23, 1994, the Company received a letter from Parent in which, among other things, Parent expressed an interest in exploring a possible acquisition of the PCS business. Following receipt of the May 23 letter, the Company and Parent, and their respective advisors, had a number of discussions, primarily to clarify Parent's position concerning the terms of a possible transaction.

  At meetings held on May 23 and May 31, the Board of Directors of the Company met to review various possible strategic alternatives available to the Company with respect to its PCS business, including, without limitation, a sale, by means of different possible transaction structures, of all or a part of its interest in the PCS business. Among other things, the Board reviewed the inquiry received from Parent.

  Following an extensive review of its alternatives, and following the advice of Morgan Stanley, the Company's legal advisors and the Company's senior management, the Board of Directors decided at its May 31, 1994 meeting that, although it was making no determination as to whether to seek to sell the PCS business, it would be in the best interests of the Company and its stockholders for the Company's management and advisors to solicit indications of interest with respect to the PCS business from various third parties, including Parent. The Board of Directors instructed management and the Company's advisors to contact potential interested parties and to prepare and furnish to such persons financial and other information regarding the PCS business provided that such parties entered into appropriate confidentiality agreements with the Company. In connection with this process, the Company's management and Morgan Stanley contacted various parties, including Parent, to ascertain their interest in exploring the possible acquisition of the PCS business.

  The Company and Parent entered into the Confidentiality Agreement on June 8, 1994 and the Company subsequently provided various financial and other information regarding the PCS business to Parent. Following Parent's review of certain financial and other information regarding the PCS business and other due diligence, and various discussions between the Company and Parent and their respective financial and legal advisors, on June 21, 1994, Alan Seelenfreund, Chairman and Chief Executive Officer, and David L. Mahoney, Vice President-- Strategic Planning, of the Company met with Randall L. Tobias, Chairman of the Board and Chief Executive Officer, and James M. Cornelius, Vice President-- Finance and Chief Financial Officer, of Parent to discuss the terms of a possible sale of the PCS business. Following such meeting, the parties agreed to instruct their management and advisors to seek to negotiate a mutually acceptable agreement concerning a sale of the PCS business.

  Throughout the remainder of June and early July 1994, the Company and Parent and their respective legal and financial advisors negotiated the terms of a possible transaction.

  At an informal meeting of the Company's Board of Directors on June 22, 1994, management reviewed the progress of discussions with various parties, including Parent. At meetings held on July 8 and July 10, 1994, the Board of Directors met and engaged in an extensive review with the Company's management and financial and legal advisors with respect to the various financial, legal and other aspects of the proposed transaction with Parent. Following this review, at the July 10, 1994 meeting, the Board of Directors unanimously (i) approved the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby, (ii) determined that the Offer, the Merger and the Spin-Off are fair to the stockholders of the Company and are in the best interests of the stockholders of the Company, and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the stockholders of the Company. The Board of Directors also approved the transactions contemplated by the Merger Agreement and the Ancillary Agreements in order to exempt such transactions from the restrictions of Section 203 of the DGCL as well as the restrictions set forth in the Company's Restated Certificate of Incorporation. Later that day, the parties thereto executed and delivered the Merger Agreement and the Ancillary Agreements.

  A letter to the Company's stockholders communicating the Board of Directors' recommendation and a press release announcing the Merger Agreement, the Ancillary Agreements and the transactions contemplated thereby are filed herewith as Exhibits 12 and 13, respectively, and are incorporated herein by reference.

  In reaching its conclusions and recommendations described above, the Board of Directors considered a number of factors, including, without limitation, the following:

  (i) The cash price to be paid to the stockholders of the Company in connection with the Offer and the Merger, taken together with the shares of New McKesson stock to be received pursuant to the Spin-Off, represent a substantial premium over the recent market prices for shares of common stock of the Company.

  (ii) The Company's view that the proposed transaction offers attractive terms relative to market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and the PCS business and relative to the consideration paid in comparable acquisition transactions (including, without limitation, the relative values of recent public acquisitions of entities in the PBM business).

  (iii) Management of the Company and the Company's advisors have solicited other third parties concerning their interest in the PCS business and have pursued discussions with certain of those parties concerning a number of possible transactions. The terms of the proposed transaction are more favorable to the Company's stockholders than those of any other indications of interest received for the PCS business.

  (iv) The Company has been advised by Morgan Stanley that, taken together, the Spin-Off and the consideration to be received by the holders of Shares in the Offer and the Merger are fair from a financial point of view to such holders. A copy of the opinion of Morgan Stanley is attached hereto as Schedule III and filed as Exhibit 11 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY IN ITS ENTIRETY.

  (v) The impact of the following financial considerations on the Board's evaluation of the proposed transaction: (i) the historical and prospective business of the PCS business and the Company, including, among other things, (A) the current financial condition, assets, liabilities, business and operations of the PCS business and the Company, along with the general prospects related thereto, (B) the current state of the industries in which the PCS business and the Company operate and (C) the views of management with respect to the foregoing, (ii) the exploration of possible alternatives for maximizing stockholder value with respect to the PCS business, and
         (iii) the benefits expected to result from the disposition of the PCS business and from the Spin-Off.

  (vi) The benefits to the Company of the ongoing relationship that the Company will have with PCS, and access to certain PCS capabilities and services, pursuant to certain of the Ancillary Agreements.

  (vii) The fact that the Spin-Off provides an opportunity for the Company's stockholders to participate in the equity of New McKesson, which will own and operate certain of the businesses of the Company and its subsidiaries (other than the PCS business), including, without limitation, the pharmaceutical and health care products distribution business, the water products business and the Company's investment in the Armor All business.

  (viii) The Company's view that the proposed transaction will provide New McKesson with significant financial resources to pursue new business opportunities and the expansion of current lines of business.

  (ix) The Company's view that the PCS business is subject to changing competitive conditions arising from changes in the pharmaceutical and healthcare industries, including those that may arise from current governmental and private health care reform initiatives.

  (x) The Company's view that the tax structure of the proposed transaction is considered advantageous for the Company, New McKesson and the Company's stockholders.

  (xi) The terms and conditions of the transaction agreements (including the Merger Agreement, the Reorganization and Distribution Agreement, the Tax Sharing Agreement, the HDS Services Agreement, the McKesson Services Agreement, the Memorandum of Understanding, the Non-Competition Agreement and the other arrangements contemplated thereby) include representations, warranties, covenants, conditions and indemnification obligations which were considered on the whole by the Company to be advantageous to the Company.

  (xii) The fact that the Merger Agreement has been structured so that the Board of Directors may consider any written competing offer for the PCS business or the Company if the Board determines in good faith, based upon advice of counsel, that the failure to pursue such other offer may reasonably constitute a breach of its fiduciary duties under applicable law (although the Company would be required to pay a termination fee to Parent in the event that the Company terminated the Merger Agreement in order to enter into such other competing transaction).

  The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company entered into a letter agreement (the "Advisory Agreement") with Morgan Stanley dated June 8, 1994, pursuant to which Morgan Stanley agreed to advise and assist the Company, as independent financial advisor, in connection with a potential transaction (the "Transaction") involving PCS, including financial advice and assistance with respect to defining objectives, performing valuation analyses, and structuring, planning and negotiating the various aspects of the Transaction. The Company and Morgan Stanley had previously entered into a similar agreement in March 1994 relating to a possible joint venture transaction (referred to above in Item 4(b)) which was not consummated.

  Pursuant to the Advisory Agreement, the Company agreed that in the event that the Transaction is not completed, the Company would pay Morgan Stanley for its time and effort expended with regard to the potential Transaction (which was estimated in the Advisory Agreement to likely be between $200,000 and $500,000). In the event that a Transaction is completed, the Company will pay Morgan Stanley a fee which is expected to equal approximately $12 million, representing the product of the value of the consideration paid with respect to the Transaction multiplied by a specified variable percentage amount. In addition, the Company also has agreed to (i) reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of legal counsel, incurred in connection with the Advisory Agreement and (ii) indemnify Morgan Stanley against certain liabilities, including liabilities under the federal securities laws.

  Morgan Stanley has provided certain investment banking services to the Company from time to time for which it has received customary compensation. Morgan Stanley has also in the past provided, and are currently providing, financial advisory and financing services to Parent unrelated to the foregoing proposed transactions, and have received, and will receive, fees for the rendering of such services. In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company and Parent.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Spin-Off, the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) The Company has been engaged in discussions with third parties regarding certain possible transactions involving the Company and in connection with such discussions has entered into confidentiality and standstill agreements. See
Item 4(b) above.

  Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above or in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Pages 17 through 23 of McKesson Corporation's Proxy Statement dated June 14, 1994, relating to its 1994 Annual Meeting of Stockholders

Exhibit 2.  Form of Amendment to Termination Agreement

Exhibit 3. Agreement and Plan of Merger, dated as of July 10, 1994 among ECO Acquisition Corporation, Eli Lilly & Company and McKesson Corporation

Exhibit 4. Reorganization and Distribution Agreement dated July 10, 1994 among McKesson Corporation and certain of its affiliates

Exhibit 5. Tax Sharing Agreement dated as of July 10, 1994, among SP Ventures, Inc., ECO Acquisition Corporation, Eli Lilly & Company and McKesson Corporation

Exhibit 6. Memorandum of Understanding dated as of July 10, 1994 between SP Ventures, Inc. and Eli Lilly & Company

Exhibit 7. Non-Competition Agreement dated as of July 10, 1994, between McKesson Corporation, SP Ventures, Inc., ECO Acquisition Corporation and Eli Lilly & Company

Exhibit 8. HDS Services Agreement dated as of July 10, 1994 among Eli Lilly & Company, PCS Health Systems, Inc. and Healthcare Delivery Systems. Inc.

Exhibit 9. McKesson Services Agreement dated as of July 10, 1994 among PCS Health Systems, Inc. and SP Ventures, Inc.

Exhibit 10. Confidentiality Agreement dated June 8, 1994 between McKesson
            Corporation and Eli Lilly & Company

Exhibit 11. Opinion of Morgan Stanley & Co. Incorporated dated July 10, 1994*

Exhibit 12. Form of Letter to Stockholders of McKesson Corporation dated July
            15, 1994*

Exhibit 13. Press Release issued by the Company on July 11, 1994
- --------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1994                      McKESSON CORPORATION


                                          By:      /s/ Garret A. Scholz
                                              ---------------------------------
                                              Name:
                                              Title:

                                                                     SCHEDULE I

                             MCKESSON CORPORATION
                                MCKESSON PLAZA
                                ONE POST STREET
                        SAN FRANCISCO, CALIFORNIA 94104

                      INFORMATION STATEMENT PURSUANT TO
                      SECTION 14(F) OF THE SECURITIES
               EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement ("Information Statement") is being mailed on or about July 15, 1994, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of Common Stock, Series A Preferred Stock, and Series B Preferred Stock at the close of business on or about July 15, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company.

  The Merger Agreement provides that in the event the Purchaser acquires at least a majority of the Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Board upon written notice to the Company, such number of persons so that the designees of the Parent (the "Parent Designees") constitute a majority of the Board. Prior to consummation of the Offer, the Board of Directors of the Company will either adopt an amendment to the Company's By-Laws to provide in effect that upon the request of Parent following the acquisition by the Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, the number of members of the Company's Board of Directors shall be increased to the extent necessary to provide the persons designated by Parent (the "Parent Designees") pursuant to Section 1.4 of the Merger Agreement with a majority of the positions on the Board of Directors, or will obtain the resignation of such number of directors as is necessary to enable such number of Parent Designees to be so elected. Notwithstanding the foregoing, the parties have agreed to use their respective best efforts to ensure that at least three of the members of the Company's Board of Directors shall, at all times prior to the Effective Time be, Continuing Directors.

  The following information is based on the Company's Proxy Statement dated as of June 14, 1994, and, except as indicated, such information is given as of such date.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

VOTING SECURITIES

  As of July 1, 1994, there were 40,716,310 shares of Common Stock, 128,575 shares of Series A Preferred Stock, and 2,737,633 shares of Series B Preferred Stock issued and outstanding and entitled to vote. Each share of Common Stock and Series A Preferred Stock entitles the holder to one vote. Each share of Series B Preferred Stock entitles the holder to that number of votes equal to the number of shares of Common Stock into which such share of Series B Preferred Stock could be converted into on the record date for determining the stockholders entitled to vote, rounded to the nearest one-hundredth of a vote. The Board of Directors currently consists of nine members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The table below lists as of June 1, 1994, unless otherwise indicated, information as to the only persons believed by the Company to be beneficial owners of more than five percent of any class of its voting securities.

                                                          AMOUNT AND
                                                           NATURE OF    PERCENT
  TITLE OF               NAME AND ADDRESS OF              BENEFICIAL      OF
    CLASS                  BENEFICIAL OWNER                OWNERSHIP     CLASS
- -------------  ---------------------------------------- --------------- -------
Common         FMR Corp.                                   4,758,005(1)  11.82
               82 Devonshire Street
               Boston, MA 02109
Common         The Chase Manhattan Bank, N.A.,             4,236,561(2)  10.41
                as Trustee for the McKesson Corporation
Series B Pre-   Profit-Sharing Investment Plan             2,741,538(3) 100.00
ferred
               1 Chase Manhattan Plaza
               New York, NY 10081

- --------
(1) This information is based on an amendment dated February 10, 1994, to a
    Schedule 13G filed with the Securities and Exchange Commission reporting that, as of January 31, 1994, FMR Corp., a parent holding company, had sole voting power with respect to 41,747 shares and sole dispositive power with respect to 4,758,005 shares. Included in that number are 4,683,858 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and a registered investment advisor to several investment companies, including Fidelity Magellan Fund, whose ownership interest amounted to 3,618,035 shares or 8.99% of the outstanding Common Stock at January 31, 1994.
(2) These shares are held in trust for the benefit of participants in the Company's Profit-Sharing Investment Plan (PSIP) for which The Chase Manhattan Bank, N.A. is the Trustee. Shares that have been allocated to the individual accounts of participants in the PSIP are voted by the Trustee as instructed by PSIP participants. Shares allocated to participants' PAYSOP accounts for which no voting instructions are received will not be voted. All other shares for which no voting instructions are received from participants and unallocated shares of Common Stock and Series B Preferred Stock held in the leveraged employee stock ownership plan (the "Leveraged ESOP") established as part of the PSIP, will be voted by the Trustee in the same proportion as shares as to which voting instructions are received.
(3) These shares of Series B Preferred Stock may only be held in the PSIP Trust and must be converted into Common Stock prior to any distribution or sale out of the Trust.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  The table below shows the beneficial ownership of shares of the Company's Common Stock and Series B Preferred Stock as of June 1, 1994, by each director, each executive named in the Summary Compensation Table, and by all directors and executive officers as a group.

                                                   TOTAL NUMBER OF SHARES
               NAME                                 BENEFICIALLY OWNED(1)
               ----                          -----------------------------------
       Tully M. Friedman...................    8,085 Common(2)(3)(4)
       James R. Harvey.....................    6,042 Common(3)(5)
       George M. Keller....................    8,406 Common(3)(4)(5)
       Leslie L. Luttgens..................    8,474 Common(2)(3)(4)
       David E. McDowell...................   60,380 Common(3)(6)
                                                  33 Series B Preferred(6)
       John M. Pietruski...................    7,000 Common(3)
       Alan Seelenfreund...................  184,307 Common(3)(6)
                                                  99 Series B Preferred(6)
       Jane E. Shaw........................    5,704 Common(3)(4)(5)(7)
       Robert H. Waterman, Jr..............    5,000 Common(3)
       Robert C. Johnson...................   27,032 Common(3)(6)
                                                  75 Series B Preferred(6)
       David L. Mahoney....................   19,581 Common(3)(6)
                                                  53 Series B Preferred(6)
       Charles A. Norris...................   35,164 Common(3)(6)(7)
                                                  53 Series B Preferred(6)
       All Directors and Executive Officers
        as a group (20 persons)............  644,019 Common(2)(3)(4)(5)(6)(7)(8)
                                               1,006 Series B Preferred(6)

- --------
(1) Represents shares held as of June 1, 1994, directly and with sole voting and investment power (or with voting and investment power shared with a spouse) unless otherwise indicated. The number of shares of Common Stock and Series B Preferred Stock owned by each director or executive officer represents less than 1% of the outstanding shares of each such class. All directors and executive officers as a group own 1.58% of the outstanding shares of Common Stock and less than 1% of the outstanding shares of Series B Preferred Stock.
(2) Includes shares held in revocable trusts established by and for the benefit of the following directors who are the sole Trustees of such trusts: Mr. Friedman, 4,000 and Mrs. Luttgens, 50.
(3) Includes shares that may be acquired within 60 days after June 1, 1994 through the exercise of stock options granted under the Company's stock option plan as follows: Mr. Friedman, 4,000; Mr. Harvey, 4,000; Mr. Keller, 4,000; Mrs. Luttgens, 4,000; Mr. McDowell, 45,000; Mr. Pietruski, 4,000; Mr. Seelenfreund, 135,000; Dr. Shaw, 4,000; Mr. Waterman, 4,000; Mr. Johnson, 22,500; Mr. Mahoney, 16,375; Mr. Norris, 27,750; all directors and executive officers as a group, 453,925.
(4) Includes shares credited to bookkeeping accounts maintained by the Company on behalf of the following named nonemployee directors who participate in the Directors' Deferred Compensation Plan and as to which shares such director has no voting or investment power until the shares are distributed: Mr. Friedman, 85 shares; Mr. Keller, 2,806 shares; Mrs. Luttgens, 4,424 shares; Dr. Shaw, 689 shares and those directors as a group, 8,004 shares.
(5) Includes shares held by family trusts as to which each of the following named directors, executive officers or those persons as a group and their respective spouses have shared voting and investment power: Mr. Harvey, 2,042 shares; Mr. Keller, 1,600 shares; Dr. Shaw, 1,000 shares and all directors and executive officers as a group, 20,550 shares.
(6) Includes shares of Common Stock and Series B Preferred Stock held under the Company's Profit-Sharing Investment Plan and as to which the participant has sole voting but no investment power, as follows: Mr. McDowell, 380 and 33; Mr. Seelenfreund, 7,875 and 99; Mr. Johnson, 932 and 75; Mr. Mahoney, 706 and 53; Mr. Norris, 856 and 53; and all directors and executive officers as a group, 35,991 and 1,006.
(7) Includes 558 shares purchased by Mr. Norris and 15 shares purchased by Dr. Shaw's family trust through quarterly reinvestment of dividends under the Company's Automatic Dividend Reinvestment Plan.
(8) Includes 540 shares held by a member of the group as custodian for his minor children.

CERTAIN LITIGATION

  No director, officer, or affiliate of the Company, nor any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the Company, or security holder as of March 31, 1994, was involved in any material litigation as an adverse party to the Company or any of its subsidiaries or had a material interest in a proceeding adverse to the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS

LESLIE L. LUTTGENS
Civic and Community Leader

  Mrs. Luttgens, age 71, is a leader of community and national civic, public service, and cultural activities. She is a director of Pacific Gas and Electric Company and of The Rosenberg Foundation. Mrs. Luttgens has been a director of the Company since 1978 and is a member of the Audit, Compensation, and Executive Committees and Chairman of the Public Policy Committee of the Board. Her three year directorship term would have expired at this year's annual meeting.

DAVID E. MCDOWELL
President and Chief Operating Officer

  Mr. McDowell, age 51, has been President and Chief Operating Officer and a Director of the Company since January 1992. For nearly 30 years prior to that time he was associated with International Business Machines Corporation (IBM) where he progressed through a variety of areas and responsibilities. In 1989 he was named a corporate officer of IBM. He served as President of IBM's National Service Division from July 1987 until November 1990 and as Vice President and General Manager, Quality and Chief Information Officer of IBM from November 1990 until January 1992. Mr. McDowell also serves as Chairman of the Board and a director of Armor All Products Corporation, a publicly owned subsidiary of McKesson. Mr. McDowell is a member of the Executive and Public Policy Committees of the Board. His three year directorship term would have expired at this year's annual meeting.

ROBERT H. WATERMAN, JR.
Founder and President, The Waterman Group, Inc.

  Mr. Waterman, age 57, is the founder and President of The Waterman Group, Inc., a management research and publishing firm established in 1986. For the 21 years prior to 1986, he was a Senior Director at McKinsey & Company, Inc. Mr. Waterman has authored several books and writings on business management. He is a director of Boise Cascade Corporation and AES Corporation and is Vice Chairman and a director of the ASK Group, Inc. Mr. Waterman has been a director of the Company since 1990 and is a member of the Audit and Public Policy Committees of the Board. His three year directorship term would have expired at this year's annual meeting.

JAMES R. HARVEY
Chairman of the Board, Transamerica Corporation

  Mr. Harvey, age 59, has been Chairman of the Board of Directors of Transamerica Corporation, a financial and insurance services company, since 1983 and was Chief Executive Officer from 1981 to 1991. He is a director of AirTouch Communications and The Charles Schwab Corporation. He is also Vice Chairman of the National Park Foundation, Chairman of the Presidio Council, and a Trustee of The Nature Conservancy. Mr. Harvey has been a director of the Company since 1987 and is a member of the Compensation and Executive Committees and Chairman of the Finance Committee of the Board. His three year directorship term expires at the annual meeting in 1995.

ALAN SEELENFREUND
Chairman and Chief Executive Officer

  Mr. Seelenfreund, age 57, has been Chairman of the Board and Chief Executive Officer of the Company since November 1989. He previously served as Executive Vice President from November 1986 to November 1989; as Chief Financial Officer from April 1984 to April 1990; and has held various other senior financial positions since joining the Company in 1975. Mr. Seelenfreund is a director of Pacific Gas and Electric Company and Armor All Products Corporation, a publicly owned subsidiary of McKesson. Mr. Seelenfreund has been a director of the Company since 1988 and is a member of the Finance Committee and Chairman of the Executive Committee of the Board. His three year directorship term expires at the annual meeting in 1995.

JANE E. SHAW
President and Chief Operating Officer, ALZA Corporation

  Dr. Shaw, age 55, has been President and Chief Operating Officer of ALZA Corporation, a pharmaceutical research, manufacturing and marketing firm since 1987 and a member of ALZA's Board since 1989. Previously, Dr. Shaw was Executive Vice President of ALZA, President of ALZA's Research Division and has held various other positions since joining ALZA as a Research Scientist in 1970. She is also a director of Intel Corporation. Dr. Shaw has been a director of the Company since 1992 and is a member of the Audit and Public Policy Committees of the Board. Her three year directorship term expires at the annual meeting in 1995.

TULLY M. FRIEDMAN
Managing Partner, Hellman & Friedman

  Mr. Friedman, age 52, is a Managing Partner of Hellman & Friedman, a private investment firm formed in 1984. Prior to forming Hellman & Friedman, he was a Managing Director and General Partner of Salomon Brothers Inc. He is a director of Mattel, Inc., Levi Strauss Associates, Inc., General Cellular Corporation, American President Companies, Ltd. and a member of the Advisory Committee for Falcon Holding Group L.P. He is also a member of the Executive Committee and a trustee of the American Enterprise Institute, a member of the Presidio Advisory Council and a director of the Stanford Management Company. Mr. Friedman has been a director of the Company since 1992 and is a member of the Compensation and Finance Committees of the Board. His three year directorship term expires at the annual meeting in 1996.

GEORGE M. KELLER
Chairman and Chief Executive Officer, Retired, Chevron Corporation

  Mr. Keller, age 70, served as Chairman of the Board of SRI International from January 1990 until December 1993. He continues as Chairman of the Executive Committee. In December 1988, he retired as Chairman and Chief Executive Officer of Chevron Corporation with which company he had been associated in various executive positions since 1948. He is also a director of First Interstate Bancorp, First Interstate Bank of California, The Boeing Company, The Chronicle Publishing Company, and Metropolitan Life Insurance Company. Mr. Keller has been a director of the Company since 1987 and is a member of the Executive and Finance Committees and Chairman of the Compensation Committee of the Board. His three year directorship term expires at the annual meeting in 1996.

JOHN M. PIETRUSKI
Chairman of the Board, Texas Biotechnology Corporation; Chairman and Chief Executive Officer, Retired, Sterling Drug Inc.

  Mr. Pietruski, age 61, is Chairman of the Board of Texas Biotechnology Corporation, a publicly held pharmaceutical research company. In September 1988, Mr. Pietruski retired as Chairman and Chief Executive Officer of Sterling Drug Inc. with which company he had been associated in various executive positions since 1977. He is a director of General Public Utilities Corporation, Hershey Foods Corporation, and Lincoln National Corporation. Mr. Pietruski has been a director of the Company since 1990 and is a member of the Compensation and Executive Committees and Chairman of the Audit Committee of the Board. His three year directorship term expires at the annual meeting in 1996.

EXECUTIVE OFFICERS

  The following table sets forth information concerning the executive officers of the Company as of June 1, 1994. The number of years of service with the Company includes service with predecessor and acquired companies.

  There are no family relationships between any of the executive officers or directors of the Company. The executive officers are chosen annually to serve until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

                                        POSITION WITH THE COMPANY
        NAME          AGE                AND BUSINESS EXPERIENCE
        ----          ---               -------------------------
Alan Seelenfreund      57 Chairman of the Board and Chief Executive Officer
                          since November 1989 and a Director since July 1988;
                          Executive Vice President from November 1986 to
                          November 1989; and Chief Financial Officer from
                          April 1984 to April 1990. Service with the Company--
                          19 years
David E. McDowell      51 President and Chief Operating Officer and a Director
                          since January 1992; Vice President and General
                          Manager, Quality and Chief Information Officer, IBM
                          Corporation from November 1990 to January 1992;
                          President of IBM's National Service Division from
                          July 1987 to August 1990 and Assistant General
                          Manager from January to July 1987. Service with the
                          Company--2.5 years.
William A. Armstrong   53 Vice President Human Resources and Administration
                          since April 1993; Vice President Administration from
                          July 1991 to April 1993; Executive Assistant to the
                          Office of the Chief Executive from 1990 to April
                          1992; Staff Vice President, Management Development
                          from 1988 to 1990. Service with the Company--22
                          years.
Jon W. d'Alessio       47 Treasurer since January 1992; Staff Vice President
                          and Chief Information Officer from 1990 to November
                          1991; Staff Vice President, Operations Planning and
                          Information Technology from 1988 to 1990. Service
                          with the Company--16 years.
Richard H. Hawkins     44 Vice President since April 1993; Controller since
                          April 1990 and Chief Financial Officer of McKesson
                          Drug Company since September 1993; Vice President
                          Finance of the McKesson Distribution Group from
                          February 1991 to April 1993; Assistant Corporate
                          Controller from June 1984 to April 1990. Service
                          with the Company--10 years.
Robert C. Johnson      58 Vice President, Government Relations since September
                          1992; Chairman (since April 1990), Chief Executive
                          Officer (from April 1990 until February 1994) and
                          President (from November 1990 until May 1993) of PCS
                          Health Systems, Inc., a wholly-owned subsidiary of
                          the Company. Executive Vice President, California
                          Pharmacists Association from 1969 until 1990.
                          Service with the Company--4 years.

                                        POSITION WITH THE COMPANY
        NAME          AGE                AND BUSINESS EXPERIENCE
        ----          ---               -------------------------
Marvin L. Krasnansky   64 Vice President Corporate Relations since 1979.
                          Service with the Company--15 years.
David L. Mahoney       39 Vice President Strategic Planning since July 1990.
                          Principal at McKinsey & Company, Inc. (an
                          international management consulting firm) from 1987
                          to July 1990. Service with the Company--4 years.
Ivan D. Meyerson       49 Vice President and General Counsel since January
                          1987. Service with the Company--16 years.
Nancy A. Miller        50 Vice President and Corporate Secretary since
                          December 1989; Staff Vice President and Corporate
                          Secretary from November 1986 to December 1989.
                          Service with the Company--16 years.
Charles A. Norris      49 Vice President since April 1993 and President of
                          McKesson Water Products Company since May 1990.
                          President of Deer Park Water Company (a bottled
                          drinking water firm) from 1981 until May 1990.
                          Service with the Company--4 years.
Garret A. Scholz       54 Vice President Finance since April 1990; Vice
                          President and Treasurer from November 1984 to April
                          1990. Service with the Company--21 years.
James H. Smith         50 Vice President and President of McKesson Drug
                          Company since February 1994. Senior Vice President
                          of Avnet, Inc. (a distributor of electrical and
                          computer components) from 1990 until February 1994;
                          Executive Vice President of the Hamilton Hallmark
                          Division from 1990 until February 1994 and Vice
                          President of the Hamilton Avnet Division from 1986
                          to 1990. Service with the Company--4 months.

TRANSACTION WITH MANAGEMENT AND OTHERS

  Except for the Merger Agreement and the Ancillary Agreements (as defined in the Merger Agreement), there have been no transactions or series of transactions since April 1, 1993, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the individuals named above had or will have a direct or indirect material interest.

CERTAIN BUSINESS RELATIONSHIPS

  The Company and its subsidiaries also have transactions in the ordinary course of business with unaffiliated corporations of which certain nonemployee directors of the Company are directors and/or executive officers. The Company does not consider the amounts involved in such transactions to be material in relation to the businesses of such other corporations or the interests of the directors involved. The Company anticipates that similar transactions will occur in fiscal year 1995.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

  The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company, although it is not involved in day-to-day operating management. Members of the Board are kept informed of the Company's business by various reports and documents sent to them on a regular basis, as well as by operating and financial reports made at Board meetings by the Chief Executive Officer, the Chief Operating Officer and other executive officers.

Attendance at Meetings

  The Board of Directors held seven meetings during the year ended March 31, 1994. Attendance at Board and Committee meetings combined averaged 97%. Each director attended more than 75% of the combined total meetings of the Board and Committees of the Board on which the director served at any time during the year. Each director who is not an employee of the Company currently receives an annual retainer of $24,000 ($22,000 prior to January 1, 1994); a stipend of $1,000 for each Board or Executive Committee meeting attended; a stipend of $850 ($1,000 for the Chairman) for each other committee meeting attended; and is reimbursed for all expenses incurred in attending such meetings. Directors who are employees of the Company receive no additional compensation for their services as members of the Board or any Board committee.

Certain Committees of the Board

  To assist in the discharge of its responsibilities, the Board has designated several standing committees including an Audit Committee, a Compensation Committee and an Executive Committee. The members of each standing committee are elected by the Board of Directors at its organizational meeting following the annual stockholders' meeting, each for a term of one year or until his or her successor is elected.

  The Audit Committee, comprised of four directors who are neither officers nor employees of the Company, held three meetings during the year ended March 31, 1994. The Audit Committee recommends to the Board the retention or discharge of the Company's independent auditors; reviews the engagement of the independent auditors including the scope, extent and procedures of the audit and fees to be paid therefor; reviews, in consultation with the independent auditors, the audit results and their auditor's report and related management letter, if any; reviews the independence of the independent auditors and, in this connection, reviews the engagement of the independent auditors for services of a non-audit nature; reviews and approves the audited financial statements and recommends to the Board their inclusion in the Company's annual report on Form 10-K to the Securities and Exchange Commission and in the Appendix to this Proxy Statement; reviews the condensed financial data (derived from the audited financial statements) included in the annual report to stockholders; consults with the independent auditors, the internal auditors and management (together or separately) on the adequacy of internal accounting controls and reviews the results thereof; reviews, on a continuing basis, the procedures designed to implement the corporate code of conduct and compliance therewith; directs and supervises investigations into matters within the scope of the Committee's duties; and performs such other functions as may be necessary in the efficient discharge of its duties.

  The Compensation Committee, comprised of five directors who are neither officers nor employees of the Company, held seven meetings during the year ended March 31, 1994. The Compensation Committee administers the Company's 1989 Management Incentive Plan, the Long-Term Incentive Plan, the Deferred Compensation Administration Plan II, the Deferred Compensation Administration Plan and the Management Deferred Compensation Plan and all stock option, stock purchase or restricted stock plans; reviews the administration of all other incentive plans within the Company; approves the selection of trustees and investment advisors and managers and establishes the overall investment policies with respect to the funds incident to the Company's retirement program; reviews and makes recommendations to the Board with respect to salary and other terms and conditions of employment and changes therein of the Chief Executive Officer and approves salaries and other terms and conditions of employment and changes therein of the other executive officers and key management employees of the Company above specified salary grades; and examines and makes recommendations to the Board regarding the Company's overall compensation program for managerial level employees.

  The Executive Committee, comprised of six directors, a majority of whom are neither officers nor employees of the Company, held one meeting during the year ended March 31, 1994. Subject to any restrictions that the Board may from time to time impose, the Committee is authorized to exercise all of the powers of the Board when it is not in session, except the power to declare dividends, elect directors, amend the By-Laws, issue stock or recommend to stockholders any action requiring their approval. The Committee also considers and makes recommendations to the Board regarding the size and composition of the Board; recommends and nominates candidates to fill Board vacancies that occur; and recommends to the Board the director nominees for whom the Board will solicit proxies. The Committee will consider nominees recommended by stockholders. Any stockholder who wishes to recommend a nominee should write to the Vice President and Corporate Secretary, McKesson Corporation, One Post Street, San Francisco, CA 94104, stating in detail the qualifications of the proposed nominee for consideration by the Committee.

EXECUTIVE OFFICER COMPENSATION

  The following table sets forth the compensation for services in all capacities to the Company and its subsidiaries for the three fiscal years ended March 31, 1992, 1993 and 1994 of those persons who were as of March 31, 1994, the Chief Executive Officer and the other four most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                         ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                    ------------------------------  ------------------------------
                                                           AWARDS         PAYOUTS
                                                    --------------------- --------
                                      OTHER ANNUAL  RESTRICTED SECURITIES          ALL OTHER
  NAME AND                             COMPENSA-      STOCK    UNDERLYING   LTIP   COMPENSA-
 PRINCIPAL           SALARY   BONUS       TION       AWARD(S)   OPTIONS/  PAYOUTS    TION
  POSITION     YEAR   ($)      ($)     ($)(1)(2)      ($)(3)    SARS (#)    ($)    ($)(1)(4)
- ------------   ---- -------- -------- ------------  ---------- ---------- -------- ---------
Alan
 Seelenfreund  1994 $575,000 $775,000   $    --      $      0    40,000   $140,800 $102,145
Chairman and
 Chief         1993  500,000  550,000        --             0   130,000     51,000   68,410
Executive
 Officer       1992  483,333  250,000        --        95,175    40,000     45,120      --
David E. Mc-
 Dowell(5)     1994  450,000  550,000     81,320(6)         0    30,000     61,600   48,829
President
 and Chief     1993  400,000  375,000    229,016(7)         0    80,000     17,500    3,528
Operating
 Officer       1992   89,744   50,000        --       168,750    40,000        --       --
Robert C.
 Johnson(5)    1994  290,000  160,000        --             0    10,000     48,400   27,962
Vice Presi-
 dent Gov-
 ernment       1993  275,000  201,200        --             0    40,000     38,800   21,884
Relations
 and Chair-
 man,
PCS Health
 Systems,
 Inc.
David L. Ma-
 honey         1994  225,000  275,000        --             0    30,000     35,200   30,086
Vice Presi-
 dent Stra-
 tegic         1993  210,000  160,000        --             0    24,000     15,000   20,075
Planning       1992  210,000   80,000        --        17,625     6,000      9,400      --
Charles A.
 Norris(5)     1994  222,000  175,000        --             0    10,000     35,200   23,729
Vice Presi-
 dent and
President,
 McKesson
 Water
Products
 Company

- --------
(1) Pursuant to transition provisions issued by the Securities and Exchange Commission, information regarding "Other Annual Compensation" and "All Other Compensation" is not presented for FY 1992.
(2) Except as noted in the footnotes below, the dollar value of perquisites and other personal benefits for each named executive officer during FY 1994 was less than established reporting thresholds.
(3) No restricted stock awards were made in FY 1993 or FY 1994 to any named executive officer. As a result of awards made in prior years, as of March 31, 1994 (based upon the fair market value stock price of $59.50) the aggregate number and market value of shares of restricted stock held by each of the named executive officers were as follows: Mr. Seelenfreund (8,200; $487,900), Mr. McDowell (5,000; $297,500), Mr. Johnson (1,600;
    $95,200), Mr. Mahoney (2,500; $148,750) and Mr. Norris (3,000; $178,500).
    Dividends are paid on restricted Common Stock at the same rate and at the same time as on the Common Stock. The restrictions imposed on restricted stock awards lapse on the fourth anniversary of the date of grant, except that the restrictions on 4,000 shares awarded to Mr. Norris at the time he joined the Company in 1990 lapse in increments of 25% per year. The 1988 Restricted Stock Plan provides that, in the event of a change in control of the Company (as defined in the plan), all restrictions on outstanding restricted stock grants shall immediately lapse.
(4) For FY 1994, includes the aggregate value of (i) the Company's stock contributions under the Profit-Sharing Investment Plan (PSIP), a plan designed to qualify as an employee stock ownership plan under the Internal Revenue Code (the "Code"), allocated to the accounts of the named executive officers, as follows: Mr. Seelenfreund, $18,701; Mr. McDowell, $19,900; Mr. Johnson, $18,097; Mr. Mahoney, $17,851 and Mr. Norris, $17,773; (ii)
    employer matching contributions under the Supplemental PSIP, an unfunded, nonqualified plan established because of limitations on annual contributions to the PSIP contained in the Code, as follows: Mr. Seelenfreund, $45,331; Mr. McDowell, $28,261; Mr. Johnson, $6,141; Mr. Mahoney, $10,383 and Mr. Norris, $5,956; and (iii) above-market interest accrued on deferred compensation for the following executive officers: Mr. Seelenfreund, $38,113; Mr. McDowell, $678; Mr. Johnson, $3,724 and Mr. Mahoney, $1,852.

(5) Mr. McDowell joined the Company on January 13, 1992; Mr. Johnson became an executive officer on September 30, 1992 and Mr. Norris became an executive officer of the Company on April 28, 1993.
(6) Includes an annual housing assistance payment in the amount of $60,000 and imputed interest on the housing assistance loan in the amount of $21,320.
(7) Includes an annual housing assistance payment in the amount of $60,000; imputed interest on the housing assistance loan in the amount of $22,111; reimbursement for housing relocation expenses in the amount of $89,027 and $21,176 to mitigate potential additional taxes payable by Mr. McDowell for relocation expenses.

                   OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

                                                                              GRANT DATE
                            INDIVIDUAL GRANTS(1)                                VALUE
 ---------------------------------------------------------------------------- ----------
                      NUMBER OF      % OF TOTAL
                     SECURITIES       OPTIONS
                     UNDERLYING      GRANTED TO  EXERCISE OR                  GRANT DATE
                    OPTIONS/SARS    EMPLOYEES IN BASE PRICE     EXPIRATION     PRESENT
       NAME        GRANTED (#)(1)   FISCAL YEAR   ($/SH)(2)        DATE        VALUE(3)
 ----------------- --------------   ------------ ----------- ---------------- ----------
 Alan Seelenfreund     40,000           4.8%       $56.625   January 26, 2004  $514,155
 David E. McDowell     30,000           3.6%        56.625   January 26, 2004   385,616
 Robert C. Johnson     10,000           1.2%        56.625   January 26, 2004   128,539
 David L. Mahoney      30,000           3.6%        56.625   January 26, 2004   385,616
 Charles A. Norris     10,000           1.2%        56.625   January 26, 2004   128,539

- --------
(1) Individual grants become exercisable in installments of 25% per year on each of the first through fourth anniversaries of the grant date. No options have been granted with SARs since 1986, and no freestanding SARs have ever been granted. Upon the occurrence of a change in control of the Company (as defined in the 1978 Stock Option Plan) all options granted by the Company become immediately exercisable.
(2) All options were granted at 100% fair market value. Optionees may satisfy the exercise price by submitting currently owned shares and/or cash. Income tax withholding obligations may be satisfied by electing to have the Company withhold shares otherwise issuable under the option with a fair market value equal to such obligations.
(3) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of 22.7% for the options set forth in this table. The assumptions used in calculating the reported value included: stock volatility, 23.65%; interest rate, 4.73%; annual dividend, $1.68; exercise period, 10 years; vesting, 25% per year; exercise period at retirement, 36 months; grant frequency, annually. The Company does not believe that the Black-Scholes model, or any other model can accurately determine the value of an option. Accordingly, there is no assurance that the value, if any, realized by an executive, will be at or near the value estimated by the Black-Scholes model. Future compensation resulting from option grants is based solely on the performance of the Company's stock price.

            AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR
                    AND FISCAL YEAR-END OPTION/SAR VALUES(1)

                                         NUMBER OF SECURITIES
                                        UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                    SHARES                  OPTIONS/SARS AT      IN THE MONEY OPTIONS/SARS
                   ACQUIRED    VALUE      MARCH 31, 1994 (#)       AT MARCH 31, 1994(3)
                  ON EXERCISE REALIZED ------------------------- -------------------------
   NAME               (#)      ($)(2)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
 ---------        ----------- -------- ----------- ------------- ----------- -------------
 Alan
  Seelenfreund      11,300    $402,563   122,500      161,500    $2,930,156   $2,599,375
 David E. McDow-
  ell                  --          --     40,000      110,000       869,375    1,704,375
 Robert C. John-
  son                  --          --     20,000       43,000       428,813      665,063
 David L. Mahoney      --          --     13,500       52,500       309,281      561,094
 Charles A.
  Norris               --          --     22,250       36,250       548,656      604,719

- --------
(1) All options were granted at 100% fair market value. Optionees may satisfy the exercise price by submitting currently owned shares and/or cash. Income tax withholding obligations may be satisfied by electing to have the Company withhold shares otherwise issuable under the option with a fair market value equal to such obligations.
(2) Fair market value of securities underlying options or SARs on the date of exercise minus the exercise price.
(3) Calculated based upon the March 31, 1994 fair market value share price of $59.50 less the share price to be paid upon exercise. There is no guarantee that if and when these options are exercised they will have this value.

            LONG-TERM INCENTIVE PLAN AWARDS IN THE LAST FISCAL YEAR

                                               ESTIMATED FUTURE PAYOUTS UNDER
                           PERFORMANCE OR      NON-STOCK PRICE-BASED PLANS(1)
                            OTHER PERIOD       -------------------------------------
                          UNTIL MATURATION     THRESHOLD      TARGET      MAXIMUM
     NAME                    OR PAYOUT            ($)          ($)          ($)
     ----                 ----------------     ---------     --------     --------
     Alan Seelenfreund       Four years         $19,550      $230,000     $345,000
     David E. McDowell       Four years          13,388       157,500      236,250
     Robert C. Johnson       Four years           4,930        58,000       87,000
     David L. Mahoney        Four years           3,825        45,000       67,500
     Charles A. Norris       Four years           3,774        44,400       66,600

- --------
(1) The table above represents potential payouts of cash awards, if earned, upon completion of the four-year incentive period ending March 31, 1997. These awards are tied to after-tax growth in annual earnings per share
    (EPS) and return on average stockholder equity (ROE). 50% of potential target awards are based upon achieving the EPS objective and 50% upon achieving the objective for ROE. 50% of target amounts will be earned if 100% of the EPS growth target is achieved; threshold amounts are earned at 52% of target, and maximum amounts at 129% of target. Additionally, 50% of target amounts will be earned if 100% of the ROE growth target is achieved; threshold amounts are earned at 84% of target, and maximum amounts at 116% of target. Awards, if earned, will be paid in cash at the end of the performance cycle.

EMPLOYMENT AGREEMENTS

  For a description of the Company's Employment Agreements, see "Employment Agreements" under Item 3 of the attached 14D-9.

EXECUTIVE SEVERANCE POLICY

  For a description of the Company's Executive Severance Policy, see "Executive Severance Policy" under Item 3 of the attached 14D-9.

AMENDED TERMINATION AGREEMENTS

  For a description of the Company's Amended Termination Agreements, see "Termination Agreements" under Item 3 of the attached 14D-9.

PENSION BENEFITS

  The table below illustrates the estimated combined annual benefits payable upon retirement at age 65 under the Company's qualified retirement plan and the supplemental Executive Benefit Retirement Plan (EBRP) in the specified compensation and years-of-service classifications. The benefits are computed as single life annuity amounts.

         FIVE YEAR              YEARS OF SERVICE
          AVERAGE      -----------------------------------
       COMPENSATION       15       20       25       30
       ------------    -------- -------- -------- --------
        $  400,000     $186,200 $221,600 $240,000 $240,000
           600,000      279,300  332,400  360,000  360,000
           800,000      372,400  443,200  480,000  480,000
         1,000,000      465,500  554,000  600,000  600,000
         1,200,000      558,600  664,800  720,000  720,000
         1,400,000      651,700  775,600  840,000  840,000

  The compensation covered under the plans whose benefits are summarized in the above table includes the base salary and annual bonus amounts reported in the Summary Compensation Table.

  The estimated credited years of service at March 31, 1994 for each of the executive officers named in the Summary Compensation Table are as follows: Mr. Seelenfreund, 19; Mr. McDowell, 2; Mr. Johnson, 4; Mr. Mahoney, 4, and Mr. Norris, 4.

  The benefit under the EBRP is a percentage of final average pay based on years of service or is determined by the Board of Directors. The maximum benefit is 60% of final average pay. The total paid under the EBRP is not reduced by Social Security benefits but is reduced by those benefits payable on a single life basis under the Company's qualified retirement plan.

INDEBTEDNESS OF EXECUTIVE OFFICERS

  Under the 1973 Stock Purchase Plan, loans bearing interest at the rate of 6.75% have been made to key employees of the Company and its subsidiaries for the purchase of shares of the Company's Common Stock at 100% of the fair market value on the date of purchase. During FY 1994, loans were made to two executive officers to purchase an aggregate of 8,500 shares of the Company's Common Stock at an average price of $47.68 per share under this Plan. The maturity dates on such loans are August 4, 2003 and August 27, 2003, respectively.

  The table below shows as to each director or executive officer who was indebted to the Company in an amount exceeding $60,000 at any time during the period April 1, 1993 through May 15, 1994, (i) the largest aggregate amount of indebtedness outstanding during such period, and (ii) the amount of indebtedness outstanding at May 15, 1994. All indebtedness shown in the case of Mr. Hawkins, and $95,103 of the amount shown in the case of Mr. Johnson resulted from loans under the 1973 Stock Purchase Plan. The remaining indebtedness shown for Mr. Johnson and all of the amounts shown for Messrs. Armstrong, McDowell and Smith relate to secured loans given to assist those named executives with housing relocation from other areas upon joining the Company (see page 17 under the heading "Employment Agreements" for further information concerning Mr. McDowell's loan). Such loans are without interest so long as the individuals remain in the employ of the Company or are under an employment contract and thereafter at a market rate. Under the provisions of Mr. Johnson's loan, in lieu of interest, the Company will share in any appreciation in the value of the property securing the loan at maturity. Under the provisions of Mr. Smith's loan, the Company has agreed to waive repayment of the principal amount of $100,000 for each full fiscal year prior to maturity during which McKesson Drug Company achieves its specified goal for profit before tax and to forgive the principal amount of the loan in the event of a change in control of the Company (as defined in the Note) and the actual or constructive termination of Mr. Smith's employment within two years of such change.

                              LARGEST AGGREGATE    AMOUNT OF
                                  AMOUNT OF     INDEBTEDNESS AT
                                INDEBTEDNESS     MAY 15, 1994
                              ----------------- ---------------
        William A. Armstrong      $ 95,000         $ 95,000
        Richard H. Hawkins         277,359          273,319
        Robert C. Johnson          501,423          499,539
        David E. McDowell          600,000          600,000
        James H. Smith             400,000          400,000

SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended requires the Company's Directors, its executive officers and persons who own more than ten percent of the Company's Common Stock to file reports of ownership of the Company's Common Stock and any subsequent changes in that ownership with the Securities and Exchange Commission, the New York Stock Exchange, and the Company. Based on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5 reports were required to be filed for those persons, the Company believes that, during its 1994 fiscal year, all such filing requirements were satisfied.

                       INFORMATION WITH RESPECT TO PARENT

PARENT DESIGNEES

  Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the Parent Designees. No information is provided in the right hand column where the individual has occupied the position indicated in the third column for the past five years.

                                POSITIONS AND OFFICES        PRINCIPAL OCCUPATION AND
                                   HELD WITH PARENT            BUSINESS EXPERIENCE
   NAME                   AGE       (YEAR ELECTED)              (PAST FIVE YEARS)
   ----                   ---   ---------------------        ------------------------
James M. Cornelius        50  Vice President and Chief   Director of CompusServe
                              Financial Officer (1983);  Incorporated
                              Director (1986)
Mitchell E. Daniels, Jr.  44  President, North American  President and Chief Executive
                              Pharmaceutical Operations, Officer of the Hudson Institute
                              Pharmaceutical Division    and of counsel to Baker and
                              (1993)                     Daniels (1987-1990); Director of
                                                         Acordia, Inc., IPALCO
                                                         Enterprises, Inc., Indianapolis
                                                         Power and Light Company, and NBD
                                                         Bank, N.A.
Ronald W. Dollens         47  President Medical Devices  Vice President, Medical Devices
                              and Diagnostics Division   and Diagnostics Division (1990);
                              (1991)                     President and Chief Executive
                                                         Officer of Advanced
                                                         Cardiovascular Systems, Inc., a
                                                         subsidiary of Parent (1988)
Michael L. Eagle          46  Vice President,            Vice President, Pharmaceutical
                              Manufacturing (January     Manufacturing Operations
                              1994)                      Division (1993); Vice President,
                                                         Medical Devices and Diagnostics
                                                         Division (1991); President and
                                                         Chief Executive Officer of IVAC
                                                         Corporation, a subsidiary of
                                                         Parent (1988)
Pedro P. Granadillo       46  Vice President, Human      Vice President, Pharmaceutical
                              Resources (1993)           Manufacturing Division (1992);
                                                         Executive Director, Production
                                                         Operations and Manufacturing
                                                         Strategy Development (1989);
                                                         Director of Manufacturing
                                                         Strategy Development (1987)
J.B. King                 64  Vice President and General Director of Indianapolis Water
                              Counsel (1987)             Company and; Bank One,
                                                         Indianapolis, N.A.
Stephen A. Stitle         48  Vice President, Corporate  Vice President, Human Resources
                              Affairs (1993); Director   (1988-1993); Director of
                              (1991)                     National City Corporation and
                                                         National City Bank, Indiana
Sidney Taurel             45  Executive Vice President   President, Eli Lilly
                              and President,             International Corporation (1986-
                              Pharmaceutical Division    1991); Executive Vice President,
                              (1993); Director (1991)    Pharmaceutical Division (1991-
                                                         1993)

                                POSITIONS AND OFFICES        PRINCIPAL OCCUPATION AND
                                   HELD WITH PARENT            BUSINESS EXPERIENCE
   NAME                   AGE       (YEAR ELECTED)              (PAST FIVE YEARS)
   ----                   ---   ---------------------        ------------------------
Randall L. Tobias         51  Chairman of the Board and  Vice Chairman of the Board of
                              Chief Executive Officer;   American Telephone and Telegraph
                              Director (1986)            Company (1986-1993); Chairman
                                                         and Chief Executive Officer of
                                                         AT&T International (an AT&T
                                                         subsidiary) (1991-1993);
                                                         Director of Kimberly- Clark
                                                         Corporation, Knight-Ridder, Inc.
                                                         and Phillips Petroleum Company
August M. Watanabe, M.D.  52  Vice President and         Vice President of Lilly Research
                              President, Lilly Research  Laboratories and Group Vice
                              Laboratories (1994);       President of Lilly Research
                              Director (1994)            Laboratories (1990-1994);
                                                         faculty member of the Indiana
                                                         School of Medicine (1972-1990);
                                                         Chairman of the Department of
                                                         Medicine (1983-1990)

SECURITY OWNERSHIP OF NOMINATED DIRECTORS

  No Parent Designee directly or beneficially owns shares of Common Stock, Series A Preferred Stock, or Series B Preferred Stock of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  There has been no transactions or series of transactions, since April 1, 1994, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Parent Designees had or will have a direct or indirect material interest. Nor has any Parent Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
             MCKESSON CORPORATION EFFECTED DURING THE PAST 60 DAYS

  There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that the following stock options have been exercised by members of the Company's Board of
Directors:

                          PARTY                       DATE     NUMBER OF  PRICE
                        EFFECTING                      OF       SHARES     PER
                       TRANSACTION                 TRANSACTION PURCHASED  SHARE
                       -----------                 ----------- --------- -------
       John Pietruski.............................    7/6/94     1,000   $32.875
       James Harvey...............................    7/6/94     1,000    35.00
       Jane Shaw..................................    7/6/94     1,000    36.125
       Robert Waterman............................    7/5/94     1,000    32.875
       George Keller..............................    7/5/94     1,000    35.00
       Tully Friedman.............................   6/30/94     1,000    36.125